

新鴻基地產發展有限公司
SUN HUNG KAI PROPERTIES LIMITED




10015525

中期報告 2009/10 INTERIM REPORT









股份代號 Stock Code：16


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1 元朗YOHO Midtown
YOHO Midtown, Yuen Long

2 九龍站天璽
The Cullinan, Kowloon Station

3 九龍站環球貿易廣場
International Commerce Centre, Kowloon Station

4 上海國金中心
Shanghai IFC, Shanghai



新鴻基地產發展有限公司
SUN HUNG KAI PROPERTIES LIMITED

目錄

Contents

董事局及委員會

董事局

主席	鄺肖卿 *(非執行董事)*
執行董事	郭炳江 *(副主席兼董事總經理)* 郭炳聯 *(副主席兼董事總經理)* 陳啓銘 陳鉅源 鄺　準 黃植榮 陳國威 *(首席財務總監)*
非執行董事	李兆基 *(副主席)* 郭炳湘 胡寶星 關卓然 盧超駿 黃奕鑑 胡家驃 *(胡寶星之替代董事)*
獨立非執行董事	葉迪奇 王于漸 李家祥 馮國綸

委員會

審核委員會	李家祥* 葉迪奇 黃奕鑑
薪酬委員會	王于漸* 盧超駿 李家祥
提名委員會	王于漸* 關卓然 葉迪奇
執行委員會	郭炳江 郭炳聯 陳啓銘 陳鉅源 鄺　準 黃植榮 陳國威

* *委員會主席*

財務摘要及公司資料

財務摘要

截至十二月三十一日止六個月	**二〇〇九年**	二〇〇八年	變動
財務摘要(港幣百萬元)			
營業額	**13,270**	15,120	-12%
租金總收入[1]	**5,360**	4,800	+12%
租金淨收入[1]	**3,963**	3,522	+13%
公司股東應佔溢利	**14,338**	692	+19.7倍
公司股東應佔基礎溢利[2]	**6,510**	4,535	+44%
每股財務資料(港幣)			
溢利	**5.59**	0.27	+19.7倍
基礎溢利[2]	**2.54**	1.77	+44%
中期股息	**0.85**	0.80	+6%

註： 1. 包括所佔共同控制及聯營公司的收入
2. 撇除遞延税項後之淨投資物業重估盈餘／減值

公司資料

公司秘書
容上達

核數師
德勤 • 關黃陳方會計師行

註冊辦事處
香港港灣道30號
新鴻基中心45樓
電話 : (852) 2827 8111
傳真 : (852) 2827 2862
互聯網址 : www.shkp.com
電子郵件 : shkp@shkp.com

股份過戶登記處
香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心17樓1712–1716室

律師
胡關李羅律師行
孖士打律師行
徐嘉慎律師事務所

主要往來銀行
中國銀行(香港)有限公司
香港上海滙豐銀行有限公司
三菱東京UFJ銀行
三井住友銀行
中國工商銀行
瑞穗實業銀行
交通銀行
恒生銀行有限公司
法國巴黎銀行
東亞銀行有限公司

選擇收取公司通訊之語文版本或形式

本中期報告印刷本之英文版本及中文版本已備妥，亦可於本公司網址瀏覽。

若(i)股東已收取或選擇收取本中期報告印刷本之英文版本或中文版本，但仍欲收取另一種語言版本；或(ii)股東已透過或選擇透過電子形式收取本中期報告，但仍欲收取印刷本，或因任何理由於接收或瀏覽載於本公司網頁之本中期報告時出現困難，可以郵寄到香港灣仔皇后大道東183號合和中心17M樓，或電郵至shkp@computershare.com.hk，向本公司股份過戶登記處，香港中央證券登記有限公司，索取上述文件，費用全免。

股東如欲更改日後收取本公司的公司通訊之語文版本或形式，可隨時郵寄或電郵通知本公司股份過戶登記處，費用全免。

董事局主席報告書

本人謹向各位股東報告：

業績

截至二〇〇九年十二月三十一日止六個月，本集團在撇除投資物業公平值變動的影響後，可撥歸公司股東基礎溢利為港幣六十五億一千萬元，較上年度同期增加百分之四十四。每股基礎盈利為港幣二元五角四仙，較上年度同期增加百分之四十四。

賬目所示可撥歸公司股東溢利為港幣一百四十三億三千八百萬元，上年度同期為港幣六億九千二百萬元。每股盈利為港幣五元五角九仙，較上年度同期增加十九點七倍。期內賬目所示溢利包括投資物業重估的盈餘（扣除遞延税項）之數額為港幣八十六億一千萬元，上年度同期重估減值數額（扣除遞延税項）為港幣三十八億一千三百萬元。

股息

董事局建議派發截至二〇〇九年十二月三十一日止六個月之中期股息為每股港幣八角五仙，較上年度同期增加百分之六。股息將約於二〇一〇年五月四日派發予於二〇一〇年四月一日在本公司股東名冊上登記的股東。

業務檢討

售樓成績

回顧期內入賬的物業銷售連同合作項目的收益為港幣四十六億零七百萬元，上年度同期為港幣五十七億八千一百萬元。期內集團售出或預售的物業，按所佔權益計算，總值為港幣九十一億五千九百萬元，較上年度同期增加百分之二十二。香港的物業銷售額為港幣六十九億九千六百萬元，主要源自出售飛鵝山峻弦、九龍站天璽及九龍譽 • 港灣。餘下的銷售收益來自推售內地物業，包括廣州玖瓏湖及花都 • 凱旋門、成都悦城及無錫太湖國際社區，以及新加坡的卓錦豪庭。今年一月至今，集團售出或預售物業總額已超過港幣七十五億元，主要來自出售元朗YOHO Midtown。

香港地產業務

土地儲備

自本財政年度開始至今，集團為本港的發展土地儲備新增三幅地皮，其中兩幅是透過更改土地用途所得，包括位於元朗市地段 507號的大型項目，該項目毗鄰西鐵元朗站，總樓面面積達二百三十萬平方呎，其中一百八十萬平方呎將發展住宅，為集團旗下YOHO Town的第三期，亦是該屋苑發展規模最大的一期，落成後將成為元朗市中心的新地標。另一幅位於將軍澳66B區的商住用地，為集團於今年二月從政府賣地投得。該地皮坐落將軍澳中心區，交通網絡完善，可發展樓面面積七十二萬八千平方呎，當中六十六萬二千平方呎為優質住宅。

董事局主席報告書

集團現時在香港的總土地儲備為四千四百一十萬平方呎，其中包括二千六百一十萬平方呎已落成的投資物業及一千八百萬平方呎的發展中物業。此外，按地盤面積計算，集團擁有約二千五百萬平方呎農地，大部分位於新界現有或計劃興建的鐵路沿線，並正進行更改土地用途。集團將於合適時機，透過不同途徑補充發展土地儲備。

地產發展

香港近期的住宅市況表現持續向好，交投量處於健康水平。內地人士在港置業的興趣持續，儘管最近稍見放緩。近月整體的物業價格堅挺，隨著就業市場改善及利率處於歷史低位，買家對樓市仍然很有信心。

集團繼續致力鞏固其市場領導地位，並訂定新標準。集團悉力發展各類優質物業，由豪宅至一般住宅屋苑，以滿足不同買家的需要，並以優越及質素稱著，有助進一步強化集團品牌，亦使旗下物業得以享有市場溢價售出。

集團密切留意香港及內地人士置業需求的市場變化，以便在新項目的設計、間隔、細節、裝飾及會所設施等各方面，回應買家不斷轉變的喜好，並提供酒店式禮賓司服務，迎合客戶追求現代化生活的要求。

集團於回顧期內在香港落成的項目共四個，所佔樓面面積合共一百萬平方呎，另計劃於本財政年度下半年落成的物業共三百一十萬平方呎。期內四個落成項目詳列如下：

項目	地點	物業用途	集團所佔權益 （百分率）	所佔樓面面積 （平方呎）
天巒 I 及天巒 II	上水古洞路28及33號	住宅	100	683,000
頂峰別墅	沙田美田路68號	住宅	100	33,000
翠薈	屯門福亨村路148號	住宅	100	27,000
一號東港	觀塘偉業街108號	寫字樓	100	292,000
總計				**1,035,000**

投資物業

連同在合作發展物業所得收益，集團的租金總收入上升百分之十二至港幣五十三億六千萬元，而租金淨收入則上升百分之十三至港幣三十九億六千三百萬元。

由於商場及寫字樓的續租租金持續上調，尤其是國際金融中心的續租，以及來自環球貿易廣場及ION Orchard商場的新增租金收益，帶動整體租金收入上升。集團收租物業的出租率維持於百分之九十三的高水平。回顧期內，商場租戶的營業額已回升，而寫字樓的市價租金亦有回穩跡象。

位於九龍站的環球貿易廣場是集團的主要發展中投資物業，項目已接近落成。環球貿易廣場第二期已於二〇〇九年完工，整座大樓預計於今年稍後時間落成。目前環球貿易廣場約百分之九十的寫字樓面積已獲承租或預租。項目配套設施一應俱全，包括高級商場圓方、豪華服務式套房酒店港景匯，以及兩間國際知名酒店，包括已投入營運的香港W酒店和計劃於二〇一〇年開業的Ritz-Carlton。位於環球貿易廣場一百樓的觀景台將於今年第四季開幕，為全港首個讓觀光人士可三百六十度欣賞壯闊香港景色的觀景台。九龍站項目的交通網絡完善，無論往來中環及機場，以及利用快將興建的跨境鐵路前往內地，均十分便捷。

商場租金收入表現平穩，是集團投資物業的主要收入來源。集團旗下主要商場保持高出租率，位於遊客區的商場更受惠於內地人士消費持續上升，集團計劃舉辦更多購物團，以吸引漸次增多的內地訪客。集團不時檢討租戶組合，藉以刺激更多人流，並輪流翻新旗下商場，以提供更理想的購物環境。

國際金融中心的四季匯及九龍站的港景匯提供豪華設備及優質住房服務，並於回顧期內錄得高出租率。四季匯及港景匯的位置優越，提供多種面積的單位，吸引來自世界各地的旅客入住。

內地及新加坡地產業務

土地儲備

集團為內地土地儲備增添新項目，其中包括兩幅位於佛山中心區的相連商住用地，佛山發展將受惠於與廣州的進一步經濟融合。兩幅地皮可發展樓面面積合共三千萬平方呎，將發展具規模及以優質住宅為主的地標項目，並可利用計劃興建的新鐵路站往返廣州市中心，所需時間將大大縮短。集團亦參與位於廣州林和村的合資項目。該項目位處廣州市中心天河區，屬於中央商業區及豪宅地段，而且鄰近火車站，來往香港及珠江三角洲其他主要城市非常便捷。該項目將發展二百萬平方呎豪華住宅，集團擁有該項目七成業權。

按所佔樓面面積計算，集團現時在內地的土地儲備達八千八百三十萬平方呎，包括八千五百萬平方呎的發展中物業，其中逾百分之七十五為高級住宅或服務式住宅，其餘為頂級寫字樓、商場及優質酒店。另外三百三十萬平方呎為已落成投資物業，主要是位於上海和北京黃金地段的寫字樓及商場，用作出租用途。

董事局主席報告書

地產發展

受強而有力的刺激經濟措施及進取的貨幣政策所帶動，過去一年內地的住宅價格及交投顯著上升。雖然近月市場的氣氛和活動受到收緊貨幣政策及調控樓市措施所影響，但內地住宅市場的基本條件穩健，中長期而言前景樂觀。

集團正逐步把其優質品牌推展至內地主要城市。質素卓越的廣州玖瓏湖，自去年四月首次推售以來，市場反應熱烈，共售出約二百四十幢洋房，價格亦享有市場溢價。成都悅城的預售成績亦令人滿意。

集團於期內完成的項目計有上海國金中心第一座的八十八萬七千平方呎寫字樓，以及按所佔權益計算，在無錫太湖國際社區的三十六萬二千平方呎優質住宅單位。位於上海的濰坊項目，樓面面積一百七十萬平方呎，可飽覽外灘美景，建築工程進度良好。位於廣州珠江新城商業區的獵德村綜合項目，已於去年動工。該項目坐擁優美江景，並有地鐵連接市內其他主要商業及住宅區，集團擁有該項目三分之一業權。集團在蘇州發展的綜合項目亦於最近奠基。其他發展中的項目亦按計劃進行。

投資物業

於回顧期內，集團在內地收租物業組合有滿意表現。內地的主要發展中項目進展順利，預租反應令人鼓舞。

上海國金中心位於浦東陸家嘴金融及商貿區的核心，整個項目將於二〇一一年上半年竣工。項目將提供總面積四百萬平方呎的甲級寫字樓、羅致多個國際品牌的高級商場，以及預期於今年第二季開幕的五星級酒店Ritz-Carlton。上海國金中心第一座其中二十二層將成為滙豐中國總部，其餘寫字樓樓面已接近全部租出，不少知名的國際及內地機構經已遷入。第二座的預租亦已展開，集團正與多間大型金融機構及企業洽談租務。商場大部分舖位已獲承租，將雲集多間頂級名牌及著名食肆。商場預計於二〇一〇年第二季試業。

位於淮海中路的上海環貿廣場坐落浦西商業區，工程進展順利。項目總面積三百萬平方呎，包括商場、寫字樓及豪華住宅。項目將連接現有及興建中的地鐵站，將於二〇一一年起分階段落成。商場面積達一百二十萬平方呎，市場推廣活動經已展開，反應理想，多間國際零售店正洽商承租。

集團位於新加坡的合資項目ION Orchard商場已於二〇〇九年十月開幕。世界級商場ION Orchard位於烏節路購物區，總樓面面積逾九十萬平方呎，外形設計獨特。商場引入創新意念，商戶組合多元化，匯聚國際著名商店及品牌，深受當地顧客及遊客歡迎，出租率達百分之九十七的高水平。與其相連的頂級豪宅卓錦豪庭預計於今年落成，接近九成單位以享有溢價的價格售出。集團持有該項目百分之五十權益。

其他業務

酒店

酒店的整體入住率於過去數月顯著回升。海外訪港旅客已見逐漸恢復，而進一步放寬「個人遊」計劃令入境內地旅客保持健康增長。新政策容許深圳戶籍居民申請多次入境簽證，而非廣東戶籍的深圳居民亦可直接於當地申請個人遊簽證，毋須返回原居地申請。

集團旗下酒店自二〇〇九年年底錄得較高入住率。旗下帝苑酒店、帝京酒店、帝都酒店及帝景酒店於期內的平均入住率逾百分之九十二。四季酒店及香港W酒店的入住率於二〇〇九年年底亦明顯回升。

由於香港是亞洲主要金融及商業中心和深受歡迎的旅遊熱點，集團將繼續於香港興建優質酒店。位於九龍站的豪華酒店Ritz-Carlton將於今年竣工，而位於將軍澳港鐵站上蓋的兩間優質酒店正在興建中。集團位於上海的首間酒店Ritz-Carlton，將於今年第二季開幕，及時把握二〇一〇年世博帶來的商機。

電訊及資訊科技

數碼通

於回顧期內，數碼通的數據服務收益持續增長，互連費大幅減少及該公司推行的其他控制成本措施，亦有助降低成本，惟部分被輕微下跌的漫遊收益所抵銷。數碼通在現有基礎上進一步鞏固在香港的市場地位，並成為全方位通訊服務的領導者之一，為流動及固網市場提供話音、多媒體及寬頻的服務。數碼通將透過出色網絡質素、獨特及體貼細心的服務，為客戶提供嶄新體驗，繼續帶領市場。集團對數碼通的前景抱有信心，並會繼續持有該公司的股權作長線投資。

新意網

新意網於回顧期內保持盈利。互聯優勢憑藉簽訂更多新客戶，以及保持高租用率，鞏固其在香港中立數據中心行業的地位。新意網將憑藉其穩健的財務實力，致力發展核心業務。

運輸及基建

載通國際

由於油價上升及鐵路網絡持續擴展導致載客量下跌，載通國際控股有限公司(載通國際)專營巴士業務於二〇〇九年下半度的財務表現因而受到影響。載通國際旗下兩間合資公司，分別在深圳營運公共巴士及在北京經營出租車服務，其業務在二〇〇九年穩步發展。此外，載通國際亦擁有路訊通控股有限公司，該公司主要經營媒體銷售業務。

其他基建業務

內河碼頭及機場空運中心的物流業務受惠於全球貿易逐步復甦，威信集團業務亦表現良好，三號幹線(郊野公園段)的交通流量於期內保持平穩。集團所有基建項目均位於香港，為集團具價值的長遠投資。

集團財務

集團的財務實力穩健，維持低借貸水平及高利息倍數比率。於二○○九年十二月三十一日，淨債項與股東權益比率為百分之十四點九。

集團近期的融資安排，包括在內地取得人民幣信貸，以及在香港進行的港元銀團貸款，均獲熱烈支持。集團以優惠條件延續全部現有信貸，以及取得充裕新信貸額，令財務狀況更為穩健及靈活，集團擁有大量已承諾的備用銀行信貸，以應付長遠發展所需。集團亦透過歐洲中期票據發行機制，於回顧期內發行約港幣十二億元的債券，年期為三年至十年，以延長債務組合的年期及開拓資金來源。

集團絕大部分的借貸均以港元結算，故此外匯風險極低。集團堅持審慎的財務政策，並無參與任何投機性衍生工具或結構性產品的交易。

集團繼續取得本港地產商中最高的信貸評級，包括獲穆迪給予A1級，前景評級為穩定，以及獲標準普爾給予A級，前景評級更於二○○九年十二月由穩定調升為正面。

顧客服務

集團深信「以客為先」是提供一流服務的關鍵，因此透過不同渠道蒐集客戶對集團產品和服務的意見，瞭解顧客所需。集團旗下兩間物業管理公司康業和啟勝，致力提供卓越管理服務，為轄下屋苑的住戶及商業大廈的租戶締造便利而優質的環境。兩間公司更獲頒多項物業管理及綠化園藝的獎項。

新地會是集團與客戶雙向溝通的有效渠道，至今會員人員超過二十九萬名。該會為會員提供一系列置業相關及購物的優惠，包括深受歡迎的優先參觀集團最新物業示範單位，以及置業獎賞計劃。新地會亦舉辦各項活動，以推廣健康及和諧的家庭生活。

企業管治

維持高水平的企業管治是集團成功的關鍵。在董事局及管理層的全力支持下，集團適時發放公司資訊，並積極推動投資者關係的活動。

董事局帶領及監察集團的策略。集團設有由獨立非執行董事組成的委員會，以監察審核、薪酬及提名的程序。由公司全體執行董事組成的執行委員會，負責制定業務政策及就重要事宜作出決定。上述所有措施加上行之有效的內部監控制度，確保集團執行最佳的企業管治。

集團的優秀管理及良好企業管治贏得投資界廣泛嘉許，年內獲頒多個獎項，包括連續五年獲財經雜誌《Euromoney》頒發香港最佳地產公司第一名，於《Asiamoney》雜誌舉辦的「最佳企業管治五年總選」中，獲選為亞洲及香港由2004至2008年的最佳企業管治公司，亦獲《FinanceAsia》雜誌選為亞洲最佳地產公司及香港最佳管理公司，以及連續第四年獲《Corporate Governance Asia》雜誌頒發亞洲最佳企業管治大獎。

董事局主席報告書

企業社會責任

集團透過支持各項公益、教育及關注環保的計劃，悉力履行良好企業公民責任。最近贊助多項為低收入家庭兒童而舉辦的參觀及戶外活動，「新地開心閱讀」計劃繼續舉辦各類推廣閱讀及追求知識的項目。集團鼓勵員工幫助有需要社群，目前義工隊人數達一千四百名。

集團致力保護環境，在各業務範疇中堅守環保原則，獲得本地及國際的廣泛嘉許。集團在旗下商業及住宅物業推行全面的節能措施，並聘請專業園境師營造潔淨、綠化及舒適的環境。

集團視努力不懈的員工為最寶貴的資產，並繼續招攬大學頂尖畢業生任職見習管理人員，以及向新入職及現有員工提供一系列培訓，讓他們發揮所長，提升專業水平。集團亦積極建立團隊精神和追求卓越的企業文化。

展望

預期今年全球經濟復甦將會持續，儘管步伐會較為溫和。貨幣及資本市場運作已普遍回復正常狀況，預期在今年的大部分時間內，多個先進國家在失業率高企的情況下，利率將繼續處於歷史低位。可是目前經濟仍有一些挑戰及不明朗因素，包括退市的時間表及步伐，以及對部分歐盟成員國主權信貸的憂慮。

由於政府之前推出刺激經濟措施帶來的後續影響，加上出口逐步復甦，預期今年內地的經濟增長將保持動力。最近政府收緊信貸增長的措施或會造成短期市場波動，卻有助經濟長遠持續發展。

隨著發達國家的經濟逐漸復甦，以及內地經濟蓬勃發展，預期今年香港經濟將有較好表現，使就業情況改善、零售業繼續增長及消費信心增強。香港與內地的經濟加速融合，長遠而言亦將會為香港帶來不少商機。

預期香港住宅市場承接去年在價格及交投量的勢頭，今年將有不俗表現。市民負擔能力、按揭利率、資金充裕及買家有信心等基本正面因素，均有利住宅需求。取得資本投資入境計劃資格的人士，對在港置業的興趣仍將持續，亦有助增加市場需求。住宅單位的新供應於未來數年將維持低水平，而政府最新決定主動推出土地拍賣的安排將有利本港物業市場中長期發展。

董事局主席報告書

由於香港住宅市場前景良好，集團將繼續物色機會增加土地儲備，尤其透過轉換農地為住宅用途。集團將以切合需求的設計、間隔、單位組合、設施及市場定位，致力提高新項目的價值。

受惠於內地旅客消費持續增加及本地消費上升，商場的租務預期繼續蓬勃，租金穩步上升。由於就業市場好轉，加上集團繼續翻新部分商場，預期集團的商場租務來年將有較好表現。隨著全球經濟復甦，預期對優質寫字樓的租務需求將逐步改善，而由於中環等核心商業區的頂級寫字樓供應有限，租金表現將較好。

在內地業務擴展方面，集團將維持選擇性及專注的投資策略。由於內地樓市的長遠前景理想，集團將繼續在重點城市物色收購土地的機會。隨著投資項目例如上海國金中心陸續落成，加上有更多住宅項目竣工，預期未來數年來自內地業務的盈利將會增加。

集團計劃於未來九個月內推售的主要香港住宅項目包括港島南區的南灣、上水天巒、九龍形品 • 星寓以及位於屯門市地段465號及將軍澳56區的項目。如無不可預測情況，預期集團的業績於今個財政年度將有滿意表現。

致謝

張建東博士並無尋求重選連任，已於二〇〇九年十二月三日舉行之股東週年大會結束時退任本公司之獨立非執行董事。本人謹就張博士在任期間對集團的寶貴貢獻，表示衷心感謝。

馮國綸博士由二〇一〇年二月一日起獲委任為本公司之獨立非執行董事。馮博士為管理專才及擁有豐富營商經驗，將有助擴闊集團在策略層面上的業務發展。

本人藉此機會對董事局各成員的英明領導，以及全體員工努力不懈投入工作，深表謝意。

主席
鄺肖卿

香港，二〇一〇年三月十一日

中期財務資料的審閱報告

Deloitte.
德勤

致新鴻基地產發展有限公司股東
(於香港註冊成立之有限公司)

引言

我們已審閱列載於第13頁至第28頁新鴻基地產發展有限公司(以下簡稱「公司」)及其附屬公司的中期財務資料，此中期財務資料包括於二○○九年十二月三十一日的綜合財務狀況表與截至該日止六個月期間的有關綜合收益表、綜合全面收益表、簡明綜合權益變動表、簡明綜合現金流量表，以及若干賬項說明。香港聯合交易所有限公司主板證券上市規則規定中期財務資料須遵守其相關規定及香港會計師公會頒佈的香港會計準則第34號「中期財務報告」而編製。董事須負責根據香港會計準則第34號編製及列報中期財務資料。我們的責任是根據我們的審閱對中期財務資料作出結論，並按照我們雙方所協定的應聘條款，僅向全體股東報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告的內容對任何其他人士負責或承擔法律責任。

審閱範圍

我們已根據香港會計師公會頒佈的香港審閱工作準則第2410號「獨立核數師對中期財務資料的審閱」進行審閱。中期財務資料審閱工作包括向主要負責財務會計事項的人員詢問，並進行分析和其他審閱程序。由於審閱的範圍遠較按照香港審計準則進行審核的範圍為小，所以未能保證我們會注意到在審核中可能會被發現的所有重大事項。因此我們不會發表審核意見。

結論

根據我們的審閱工作，我們並無察覺到任何事項，使我們相信中期財務資料在重大方面沒有按照香港會計準則第34號的規定編製。

德勤 • 關黃陳方會計師行
執業會計師
香港
二○一○年三月十一日

綜合收益表

截至二〇〇九年十二月三十一日止六個月(以港幣百萬元計)

	說明	(未經審核) 截至十二月三十一日止 六個月	
		二〇〇九年	二〇〇八年
收入	2	**13,270**	15,120
銷售成本		**(6,711)**	(8,451)
毛利		**6,559**	6,669
其他收益/(虧損)		**351**	(101)
銷售及推銷費用		**(613)**	(642)
行政費用		**(705)**	(720)
未計入投資物業之公平價值變動的營業溢利	2	**5,592**	5,206
投資物業之公平價值增加/(減少)		**10,050**	(4,335)
已計入投資物業之公平價值變動的營業溢利		**15,642**	871
財務支出		**(260)**	(333)
財務收入		**10**	77
淨財務支出	3	**(250)**	(256)
所佔業績(已包括扣除遞延稅項後之投資物業公平價值增加港幣十一億四千四百萬元(二〇〇八年:減少港幣三億二千萬元)):			
聯營公司		**148**	42
共同控制公司		**2,144**	97
	2	**2,292**	139
稅前溢利	4	**17,684**	754
稅項	5	**(3,033)**	44
本期溢利		**14,651**	798
應佔:			
公司股東		**14,338**	692
非控股權益		**313**	106
		14,651	798
中期股息每股港幣八角五仙(二〇〇八年:每股港幣八角)		**2,180**	2,051
(以港幣為單位)			
公司股東應佔每股溢利 **(賬目所示每股溢利)** 基本	6(a)	**$5.59**	$0.27
每股溢利(不包括扣除遞延稅項後之投資物業公平價值變動) **(每股基礎溢利)** 基本	6(b)	**$2.54**	$1.77

綜合全面收益表

截至二〇〇九年十二月三十一日止六個月（以港幣百萬元計）

	（未經審核）截至十二月三十一日止六個月	
	二〇〇九年	二〇〇八年
本期溢利	14,651	798
境外業務折算賬項之匯兑差額	(18)	(50)
現金流對沖之公平價值變動	(1)	—
可供出售投資項目		
—公平價值收益／(虧損)	277	(1,503)
—售出項目後之公平價值收益撥入收益表	(55)	(154)
—減值撥備撥入收益表	—	232
	222	(1,425)
所佔聯營公司及共同控制公司之其他全面收益／(支出)	51	(45)
期內其他全面收益／(支出)	254	(1,520)
期內全面收益／(支出)總額	14,905	(722)
應佔全面收益／(支出)總額：		
公司股東	14,613	(813)
非控股權益	292	91
	14,905	(722)

綜合財務狀況表

於二〇〇九年十二月三十一日(以港幣百萬元計)

	說明	(未經審核) 二〇〇九年 十二月三十一日	(經審核) 二〇〇九年 六月三十日
非流動資產			
投資物業	7	**173,241**	158,593
固定資產	8	**15,353**	21,612
聯營公司		**3,143**	3,050
共同控制公司		**27,309**	25,792
應收放款	9	**351**	465
其他金融資產	10	**3,850**	2,953
無形資產	11	**4,519**	4,647
		227,766	217,112
流動資產			
供出售物業		**73,737**	68,347
應收賬項、預付款項及其他	12	**16,221**	15,611
其他金融資產	13	**634**	602
銀行結存及存款		**7,169**	8,143
		97,761	92,703
流動負債			
銀行及其他借項		**(2,253)**	(2,644)
業務及其他應付賬項	14	**(15,044)**	(14,600)
已收取售樓訂金		**(6,827)**	(2,854)
税項		**(3,616)**	(3,990)
		(27,740)	(24,088)
流動資產淨值		**70,021**	68,615
資產總額減流動負債		**297,787**	285,727
非流動負債			
銀行及其他借項		**(39,488)**	(39,381)
遞延税項		**(20,533)**	(18,719)
其他長期負債		**(682)**	(707)
		(60,703)	(58,807)
資產淨值		**237,084**	226,920
資本及儲備			
股本	15	**1,282**	1,282
資本溢價及儲備金		**231,227**	220,986
股東權益		**232,509**	222,268
非控股權益		**4,575**	4,652
權益總額		**237,084**	226,920

董事:
郭炳江
郭炳聯

簡明綜合現金流量表

截至二〇〇九年十二月三十一日止六個月(以港幣百萬元計)

	(未經審核) 截至十二月三十一日止 六個月	
	二〇〇九年	二〇〇八年
經營業務之現金流入淨額	**3,793**	1,310
投資活動之現金流入/(支出)淨額	**481**	(2,346)
融資活動之現金(支出)/流入淨額		
一(償還)/提取銀行及其他借項淨額	**(164)**	5,825
一支付股東股息	**(4,359)**	(4,359)
一支付非控股權益股息	**(36)**	(62)
一其他	**(628)**	(735)
	(5,187)	669
現金及現金等值項目減少	**(913)**	(367)
期初結存之現金及現金等值項目	**7,649**	6,384
換算外滙滙率轉變之影響	**8**	(45)
期末結存之現金及現金等值項目	**6,744**	5,972
期末結存之現金及現金等值項目分析		
銀行存款	**4,401**	5,613
銀行結存及現金	**2,768**	926
銀行透支	**(71)**	(68)
	7,098	6,471
減:抵押銀行存款	**(354)**	(499)
	6,744	5,972

簡明綜合權益變動表

截至二〇〇九年十二月三十一日止六個月(以港幣百萬元計)

(未經審核)

	公司股東應佔								
	股本	資本溢價	資本儲備	投資重估儲備	匯兑儲備	保留溢利	總額	非控股權益	總額
於二〇〇八年七月一日	1,282	35,782	757	1,360	3,335	176,734	219,250	4,807	224,057
期內全面支出總額	–	–	–	(1,416)	(89)	692	(813)	91	(722)
附屬公司回購其股份引致之資本儲備撥入	–	–	3	–	–	(3)	–	–	–
已派末期股息	–	–	–	–	–	(4,359)	(4,359)	–	(4,359)
收購附屬公司的另加權益	–	–	–	–	–	–	–	(207)	(207)
因出售附屬公司而確認	–	–	–	–	–	–	–	2	2
非控股權益資本貢獻	–	–	–	–	–	–	–	54	54
支付非控股權益股息	–	–	–	–	–	–	–	(62)	(62)
於二〇〇八年十二月三十一日	1,282	35,782	760	(56)	3,246	173,064	214,078	4,685	218,763
於二〇〇九年七月一日	**1,282**	**35,782**	**761**	**545**	**3,222**	**180,676**	**222,268**	**4,652**	**226,920**
期內全面收益總額	**–**	**–**	**(1)**	**218**	**58**	**14,338**	**14,613**	**292**	**14,905**
附屬公司回購其股份引致之資本儲備撥入	**–**	**–**	**1**	**–**	**–**	**(1)**	**–**	**–**	**–**
已派末期股息	**–**	**–**	**–**	**–**	**–**	**(4,359)**	**(4,359)**	**–**	**(4,359)**
收購附屬公司的另加權益	**–**	**–**	**(13)**	**–**	**–**	**–**	**(13)**	**(66)**	**(79)**
償還非控股權益資本貢獻	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(267)**	**(267)**
支付非控股權益股息	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(36)**	**(36)**
於二〇〇九年十二月三十一日	**1,282**	**35,782**	**748**	**763**	**3,280**	**190,654**	**232,509**	**4,575**	**237,084**

中期財務報表賬項說明

(以港幣百萬元計)

1. 編製基準及主要會計政策

本集團之簡明中期財務報表已按照由香港會計師公會所頒佈之香港會計準則第34號「中期財務報告」及適用的香港聯合交易所有限公司的證券上市規則附錄十六編製而成。除下述的會計政策變動外，於中期財務報表所使用之會計政策與編製截至二〇〇九年六月三十日止年度之全年財務報表所用者相同。

在本會計期內，本集團首次應用以下由香港會計師公會頒佈之新訂及經修訂準則、修訂本及詮釋(統稱「新香港財務報告準則」)。該等準則、修訂本及詮釋適用於本集團由二〇〇九年七月一日開始之財政年度。

香港財務報告準則(修訂本)	2008年頒佈之香港財務報告準則之改進
香港財務報告準則(修訂本)	2009年頒佈之香港財務報告準則之改進[1]
香港會計準則第1號(經修訂)	呈報財務報表
香港會計準則第23號(經修訂)	借貸成本
香港會計準則第27號(經修訂)	綜合及獨立財務報表
香港會計準則第32號及第1號(修訂本)	清盤產生之可認沽金融工具及責任
香港會計準則第39號(修訂本)	合資格對沖項目
香港財務報告準則第1號及香港會計準則第27號(修訂本)	於附屬公司、共同控制公司或聯營公司投資成本
香港財務報告準則第2號(修訂本)	股份支付—歸屬條件及註銷
香港財務報告準則第3號(經修訂)	業務合併
香港財務報告準則第7號(修訂本)	金融工具披露之改進
香港財務報告準則第8號	經營分部
香港(國際財務報告詮釋委員會)-詮釋第15號	房地產建造協議
香港(國際財務報告詮釋委員會)-詮釋第16號	境外業務投資淨額對沖
香港(國際財務報告詮釋委員會)-詮釋第17號	分派非現金資產予擁有人
香港(國際財務報告詮釋委員會)-詮釋第18號	客戶資產轉移

1 修訂本於2009年1月1日或2009年7月1日或以後開始之會計期間生效(如適用)

香港會計準則第1號(經修訂)引入多項詞彙變動(包括經修訂綜合財務報表之標題)，並導致多項呈列及披露方式變更。於經修訂準則下，損益賬改稱為「收益表」，資產負債表則改稱為「財務狀況表」，現金流量表的英文名稱由「Cash Flow Statement」改稱為「Statement of Cash Flows」。所有來自非關股東所產生之交易的收入及支出呈報於「收益表」和「全面收益表」，及其總額轉撥至「權益變動表」內，而所有來自有關股東之權益變動則呈報於「權益變動表」內。

香港財務報告準則第3號(經修訂)引入多項有關業務合併的會計處理方法將影響商譽確認之數額及於收購期內及未來呈報之業績。香港會計準則第27號(經修訂)規定若母公司於子公司的擁有權益改變，但並無導致失去子公司的控制權則須以權益交易入賬。本集團由2009年7月1日起採納此經修訂準則。

香港財務報告準則第8號是一項披露準則，此準則要求定義經營分部須與內部為分部間分配資源及評估業績而報告之財務信息採用相同劃分分部的基準。前香港會計準則第14號「分類報告」規定採用風險與回報方法劃分兩組分部(業務及地區)。這導致本集團須重新界定可報告分部(參見說明2)。

（以港幣百萬元計）

1. 編製基準及主要會計政策（續）

2008年頒佈之香港財務報告準則之改進包括香港會計準則第40號之修訂本，規定興建中的投資物業被分類為投資物業及在公平價值能夠作出可靠計量時以公平價值計量。在此修訂之前，本集團只將興建中投資物業的土地部分以公平價值計量列賬於投資物業內及其任何收益或虧損確認為損益，而其發展成本部分則以成本價計量列賬於固定資產內，直至興建完工後就與土地部分一起以公平價值列賬。本集團已根據修訂本於2009年7月1日起將興建中投資物業的發展成本重新分類列賬於投資物業內。此修訂於生效之後始適用，過往期間之比較數字並未予以重列。

採納上述香港會計師公會之新香港財務報告準則對本集團業績及財務狀況並無重大影響。

本集團並未提早應用下列已頒佈但尚未生效的新訂及經修訂準則、修訂本及詮釋。

香港財務報告準則（修訂本）	2009年頒佈之香港財務報告準則之改進[2]
香港會計準則第24號（經修訂）	關連人士之披露[3]
香港會計準則第32號（修訂本）	供股權分類[4]
香港財務報告準則第1號（修訂本）	首次採納者的額外豁免[5]
香港財務報告準則第1號（修訂本）	首次採納者於香港財務報告準則第7號披露比較資料的有限豁免[7]
香港財務報告準則第2號（修訂本）	集團用現金結算以股份支付之交易[5]
香港財務報告準則第9號	金融工具[6]
香港（國際財務報告詮釋委員會）－詮釋第14號（修訂本）	最低資金要求之預付款項[3]
香港（國際財務報告詮釋委員會）－詮釋第19號	以股本工具抵銷金融負債[7]

[2] 修訂本於2010年1月1日或以後開始之會計期間生效
[3] 於2011年1月1日或以後開始之會計期間生效
[4] 於2010年2月1日或以後開始之會計期間生效
[5] 於2010年1月1日或以後開始之會計期間生效
[6] 於2013年1月1日或以後開始之會計期間生效
[7] 於2010年7月1日或以後開始之會計期間生效

本集團預期該等新訂及經修訂準則、修訂本及詮釋對本集團之業績及財務狀況並無重大影響。

中期財務報表賬項說明

（以港幣百萬元計）

2. 分部資料

分部溢利是指經營分部之每個分部的經營溢利。該等溢利並不包括投資項目收入、中央行政費用、其他收益或虧損、財務支出及投資物業之公平價值變動。此為向本集團管理層用作資源分配及評核分部表現報告時採用的計量方法。

本集團及所佔聯營公司及共同控制公司於期內按經營分部劃分收入及業績之分析如下：

截至二〇〇九年十二月三十一日止六個月

	本公司及附屬公司		聯營公司及共同控制公司			
	收入	業績	所佔收入	所佔業績	分部收入	分部業績
物業銷售						
香港	3,508	1,593	857	463	4,365	2,056
中國內地	62	16	180	56	242	72
	3,570	1,609	1,037	519	4,607	2,128
物業租賃						
香港	3,932	2,899	874	706	4,806	3,605
中國內地	338	241	–	–	338	241
新加坡	–	–	216	117	216	117
	4,270	3,140	1,090	823	5,360	3,963
酒店經營	662	121	242	65	904	186
電訊	1,810	88	–	–	1,810	88
其他業務	2,958	713	1,454	102	4,412	815
	13,270	5,671	3,823	1,509	17,093	7,180
其他收益		351		–		351
未分配的行政費用		(430)		–		(430)
未計入投資物業之公平價值變動的營業溢利		5,592		1,509		7,101
投資物業之公平價值增加		10,050		1,531		11,581
已計入投資物業之公平價值變動的營業溢利		15,642		3,040		18,682
淨財務支出		(250)		(121)		(371)
稅前溢利		15,392		2,919		18,311
稅項						
一集團		(3,033)		–		(3,033)
一聯營公司		–		(17)		(17)
一共同控制公司		–		(610)		(610)
稅後溢利		12,359		2,292		14,651

本集團之資產總值與最近於年報當日呈報並無重大分別。

(以港幣百萬元計)

2. 分部資料(續)

截至二〇〇八年十二月三十一日止六個月

	本公司及附屬公司		聯營公司及共同控制公司			
	收入	業積	所佔收入	所佔業績	分部收入	分部業績
物業銷售						
香港	5,350	1,765	67	(89)	5,417	1,676
中國內地	288	97	76	9	364	106
	5,638	1,862	143	(80)	5,781	1,782
物業租賃						
香港	3,707	2,703	783	599	4,490	3,302
中國內地	310	220	–	–	310	220
	4,017	2,923	783	599	4,800	3,522
酒店經營	618	119	269	74	887	193
電訊	1,955	93	–	–	1,955	93
其他業務	2,892	730	1,373	104	4,265	834
	15,120	5,727	2,568	697	17,688	6,424
其他虧損		(101)		–		(101)
未分配的行政費用		(420)		–		(420)
未計入投資物業之公平價值變動的營業溢利		5,206		697		5,903
投資物業之公平價值減少		(4,335)		(289)		(4,624)
已計入投資物業之公平價值變動的營業溢利		871		408		1,279
淨財務支出		(256)		(151)		(407)
税前溢利		615		257		872
税項						
一集團		44		–		44
一聯營公司		–		5		5
一共同控制公司		–		(123)		(123)
税後溢利		659		139		798

其他收益或虧損主要包括來自股票及債券投資項目收入或虧損。

中期財務報表賬項說明

（以港幣百萬元計）

3. 淨財務支出

	截至十二月三十一日止六個月	
	二〇〇九年	二〇〇八年
利息支出		
銀行借款及透支	**187**	455
須於五年內全數償還之其他借項	**31**	37
不須於五年內全數償還之其他借項	**138**	124
	356	616
名義非現金利息	**43**	41
減：撥作資本性支出之部分	**(139)**	(324)
	260	333
銀行存款之利息收入	**(10)**	(77)
	250	256

4. 稅前溢利

	截至十二月三十一日止六個月	
	二〇〇九年	二〇〇八年
稅前溢利		
已扣減：		
物業銷售成本	**1,818**	3,661
其他存貨銷售成本	**150**	254
可供出售投資項目減值撥備	**–**	232
折舊及攤銷	**494**	428
無形資產攤銷（包括在銷售成本內）	**163**	161
僱員開支（包括董事酬金及退休計劃供款）	**1,819**	1,752
及計入：		
售出可供出售投資項目溢利	**62**	154
上市及非上市投資項目股息收入	**57**	177
上市及非上市債務證券利息收入	**50**	47
於收益賬按公平價值處理的金融資產之已變現及未變現之淨持有利益／（虧損）	**100**	(275)

（以港幣百萬元計）

5. 稅項

	截至十二月三十一日止六個月	
	二〇〇九年	二〇〇八年
本期稅項		
香港利得稅	**591**	579
香港以外稅項	**631**	52
	1,222	631
遞延稅項計入／（扣減）		
投資物業之公平價值變動	**2,423**	(808)
其他暫時差異之產生及回撥	**(612)**	133
	1,811	(675)
	3,033	(44)

(a) 香港利得稅根據期內預算須課稅溢利按稅率16.5%（二〇〇八年：16.5%）計算。香港以外之稅項準備乃根據該地之適用稅率計算。

(b) 本集團部分附屬公司有關若干年前的稅務評估仍未取得有關稅務機構的同意。本集團已按最佳的專業意見作出適當撥備。基於這些未達協議的稅項最終與撥備可能有所不同，本集團或須再作適當撥備或回撥。

6. 每股溢利

(a) 賬目所示每股溢利

每股基本溢利是以集團可撥歸公司股東溢利港幣一百四十三億三千八百萬元(二〇〇八年：港幣六億九千二百萬元)及按期內已發行加權平均股數二十五億六千四百三十三萬三千三百六十二股(二〇〇八年：二十五億六千四百三十三萬三千三百六十二股)計算。

截至二〇〇九年十二月三十一日止及二〇〇八年十二月三十一日止期內並無有任何潛在被攤薄的普通股，因此並無被攤薄後的每股溢利需要呈報。

(b) 每股基礎溢利

另外，集團以不包括投資物業公平價值變動的可撥歸公司股東之基礎溢利港幣六十五億一千萬元(二〇〇八年：港幣四十五億三千五百萬元)來計算每股基本溢利作為評估集團的業務表現。溢利之對賬如下:

	截至十二月三十一日止六個月	
	二〇〇九年	二〇〇八年
綜合收益表內所示公司股東應佔溢利	**14,338**	692
投資物業之公平價值(增加)／減少	**(10,050)**	4,335
相應遞延税項計入／(扣減)之影響	**2,423**	(808)
出售投資物業之公平價值已變現收益	**782**	38
所佔聯營公司及共同控制公司投資物業扣除遞延税項後之公平價值(增加)／減少	**(1,144)**	320
共同控制公司出售投資物業之公平價值已變現虧損	**–**	(8)
	(7,989)	3,877
非控股權益	**161**	(34)
	(7,828)	3,843
公司股東應佔基礎溢利	**6,510**	4,535

(以港幣百萬元計)

7. 投資物業

(a) 期內變動情況

估值	
於二〇〇九年七月一日	158,593
添置	2,091
撥自固定資產	6,737
出售	(2,857)
撥往	
－供出售物業	(1,399)
－固定資產	(1)
匯兌差額	27
公平價值之增加	10,050
於二〇〇九年十二月三十一日	173,241

(b) 以上物業之估值包括：

持有之香港物業	
長期契約(不少於五十年)	23,146
中期契約(少於五十年但不少於十年)	121,729
持有之香港以外物業	
長期契約(不少於五十年)	1,044
中期契約(少於五十年但不少於十年)	27,322
	173,241

(c) 於二〇〇九年十二月三十一日本集團之香港投資物業已由內部專業測量師，而中國內地之投資物業則由萊坊測計師行有限公司(獨立專業測量師)以市值為準則作出重估。已建成投資物業之重估在參照可比較之市場交易及計入目前租約的淨收入並考慮到重訂租約時收入的調整後作出。而發展中投資物業之重估，其日後完成物業發展所需成本已被考慮在內。

8. 固定資產

期內增加的固定資產總額為港幣九億四千九百萬元。出售的固定資產之賬面淨值為港幣五百萬元。

（以港幣百萬元計）

9. 應收放款

	二OO九年十二月三十一日	二OO九年六月三十日
應收按揭放款	**389**	511
減：已列入流動資產於一年內收取之金額	**(38)**	(46)
	351	465

應收按揭放款以物業為抵押，及於報告期內結算日二十年內依不同年期，每月分期還款，其利息以銀行貸款利率作為參考。

10. 其他金融資產

	二OO九年十二月三十一日	二OO九年六月三十日
持有至到期日債務證券		
海外上市債務證券	**587**	354
非上市債務證券	**79**	—
	666	354
可供出售債務證券		
海外上市債務證券	**945**	561
香港上市債務證券	**51**	46
非上市債務證券	**34**	8
	1,030	615
可供出售股本證券		
海外上市股本證券	**557**	534
香港上市股本證券	**1,138**	1,045
非上市股本證券	**459**	405
	2,154	1,984
	3,850	2,953
上市證券市值		
海外上市	**2,099**	1,458
香港上市	**1,189**	1,091
	3,288	2,549

11. 無形資產

期內增加的無形資產總額為港幣三千六百萬元。

12. 應收賬項、預付款項及其他

買家須按照買賣合約條文而繳交售出物業的作價。出租物業每月租金由租戶預先繳納，而其他貿易應收賬項按有關個別合約繳款條文繳付其賬項。

包括在本集團應收賬項、預付款項及其他應收賬項內的應收貿易賬項為港幣一百一十二億五千四百萬元（二〇〇九年六月三十日：港幣一百一十六億六千一百萬元），其賬齡為：少於六十天佔百分之九十五，六十一至九十天佔百分之一，而超過九十天則為百分之四（二〇〇九年六月三十日：分別為百分之九十五，百分之一及百分之四）。

13. 其他金融資產

	二〇〇九年十二月三十一日	二〇〇九年六月三十日
於收益賬按公平價值處理之金融資產		
香港上市股本證券	**514**	505
海外上市股本證券	**44**	97
	558	602
一年內到期之持有至到期日債務證券，以攤銷成本列賬		
海外上市債務證券(市值：港幣七千七百萬元)	**76**	–
	634	602

14. 業務及其他應付賬項

包括在本集團業務及其他應付賬項內的應付貿易賬項為港幣十四億三千七百萬元(二〇〇九年六月三十日：港幣十二億七千萬元)，其賬齡為：少於六十天佔百分之六十一，六十一天至九十天佔百分之四，而超過九十天則為百分之三十五(二〇〇九年六月三十日：分別為百分之六十三，百分之三及百分之三十四)。

15. 股本

	股數百萬股	金額
法定：		
每股面值港幣五角之普通股		
期初及期末	**2,900**	**1,450**
已發行及繳足：		
每股面值港幣五角之普通股		
期初及期末	**2,564**	**1,282**

(以港幣百萬元計)

16. 關連人士交易

以下是集團與關連人士於期內進行的重大交易撮要，該些交易是在與其他客戶及供應商相似的條件及市場價格下進行。

	聯營公司 截至十二月三十一日止六個月		共同控制公司 截至十二月三十一日止六個月	
	二〇〇九年	二〇〇八年	**二〇〇九年**	二〇〇八年
利息收入	**–**	9	**41**	55
租金收入	**3**	3	**–**	–
租金支出	**–**	–	**14**	15
提供服務之其他收益	**14**	29	**279**	40
貨物購置及服務	**–**	–	**223**	186

17. 或然負債及承擔項目

本集團尚未列入綜合財務報表內之或然負債及承擔項目如下：

	二〇〇九年 十二月三十一日	二〇〇九年 六月三十日
(a) 固定資產之資本承擔		
已簽約但未在賬目中備付	**9,808**	10,529
已批准但未簽約	**2,941**	544
(b) 投資項目之資本承擔		
已簽約但未在賬目中備付	**2**	2
(c) 本集團應佔共同控制公司之資本承擔：		
已簽約但未在賬目中備付	**629**	772
已批准但未簽約	**–**	1

(d) 就銀行及財務機構給予聯營公司及共同控制公司的借款所作的保證承擔港幣二十八億一千萬元(二〇〇九年六月三十日：港幣二十八億三千三百萬元)及其他擔保港幣四百萬元(二〇〇九年六月三十日：港幣二百萬元)。

18. 比較數字

部分比較數字已重新陳述，以符合本期表列。

財務檢討

業績檢討

本集團截至二〇〇九年十二月三十一日止六個月之可撥歸公司股東溢利為港幣一百四十三億三千八百萬元，較去年同期港幣六億九千二百萬元增加港幣一百三十六億四千六百萬元或十九點七倍。期內賬目所示溢利已包括投資物業公平價值〈扣除遞延税項〉增加港幣八十六億一千萬元，去年同期為減少港幣三十八億一千三百萬元。

截至二〇〇九年十二月三十一日止六個月，可撥歸公司股東的基礎溢利並不包括投資物業公平價值之增加為港幣六十五億一千萬元，較去年同期港幣四十五億三千五百萬元增加港幣十九億七千五百萬元或百分之四十三點六。期內淨租金收入為港幣三十九億六千三百萬元，較去年同期增加港幣四億四千一百萬元或百分之十二點五，主要來自出租物業組合內寫字樓及商場之續約租金調升，以及位於新加坡之大型商場 ION Orchard 所帶來之租金貢獻。由於物業銷售毛利有所增長，物業銷售溢利增加港幣三億四千六百萬元至港幣二十一億二千八百萬元。

財務來源及流動資本

(a) 淨債項及負債比率

截至二〇〇九年十二月三十一日止，公司股東資金由去年的港幣二千二百二十二億六千八百萬元或每股港幣八十六元七角，增加至港幣二千三百二十五億零九百萬元或每股港幣九十元七角。增加港幣一百零二億四千一百萬元或百分之四點六，主要是期內可撥歸公司股東溢利港幣一百四十三億三千八百萬元及可供出售投資項目之市價收益港幣二億二千二百萬元扣除股息支出港幣四十三億五千九百萬元。

本集團財政狀況保持強勁，維持較低的負債比率及較高的利息倍數比率。於二〇〇九年十二月三十一日的負債比率〈按淨債項相對公司股東資金比例來計算〉為百分之十四點九，二〇〇九年六月三十日為百分之十五點二。利息倍數比率〈按基礎營業溢利及撥作資本性支出前的淨利息支出的比例來計算〉為十四點四倍，去年同期為九倍。

集團於二〇〇九年十二月三十一日的債項總額為港幣四百一十七億四千一百萬元。扣除現金及銀行存款港幣七十一億六千九百萬元的淨債項為港幣三百四十五億七千二百萬元。集團總債項的到期組合如下：

	二〇〇九年 十二月三十一日 港幣百萬元	二〇〇九年 六月三十日 港幣百萬元
償還期為：		
一年內	**2,253**	2,644
一年後及兩年內	**9,004**	10,691
兩年後及五年內	**23,973**	22,442
五年後	**6,511**	6,248
借款總額	**41,741**	42,025
現金及銀行存款	**7,169**	8,143
淨債項	**34,572**	33,882

此外，集團亦得到銀行保證提供大量有承諾而未動用的信貸額，大部分以中長期為主，有助減低集團於債項再融資時的風險及增強集團之融資需求彈性。

集團的經常性收益根基穩固，加上持續的物業銷售現金流入及現有的龐大銀行承擔而未動用的信貸額，集團有充裕財務資源以應付業務資金需求。

財務來源及流動資本(續)

(b) 庫務政策

集團的整體融資及庫務事宜均集中在集團中央層面管理及監控。於二〇〇九年十二月三十一日，集團百分之八十三的債項是經由全資擁有的財務附屬公司而餘下百分之十七是經由業務性附屬公司借入的。

集團因擁有龐大以港元為主的資產基礎及業務現金流量，外匯風險減到最少。於二〇〇九年十二月三十一日，集團約百分之八十二的借款為港元借款，百分之八的借款為美元借款及百分之十的借款為人民幣借款。外國貨幣借款主要用作對香港以外物業項目的融資。

集團的借款主要以浮息計算。部分集團發行的定息票據，已透過利率掉期合約轉為浮息債項。於二〇〇九年十二月三十一日，大概百分之八十四的集團借款為浮息債項，包括由定息掉換浮息的債項，百分之十六的集團借款為定息債項。衍生工具的運用均受到嚴格監控並只用作管理集團於核心業務運作上的基本風險。本集團一貫的政策是不會進行投機性的衍生工具或結構性產品之交易。

於二〇〇九年十二月三十一日，本集團未到期的有關定息掉換浮息掉期合約之公平價值對沖總額為港幣四十一億四千四百萬元，有關浮息掉換定息利率掉期合約之現金流對沖總額為港幣一億元和貨幣掉期合約(用以對沖償還美元債項本金)總額為港幣六億八千三百萬元。

於二〇〇九年十二月三十一日，集團的現金及銀行結存大概百分之六十九為港元，百分之十四為美元，百分之十五為人民幣及百分之二為其他貨幣。

資產抵押

於二〇〇九年十二月三十一日，集團附屬公司數碼通抵押部分銀行存款額港幣三億五千四百萬元，作為保證銀行為第三代流動電話牌照及其他擔保作出履約保證。此外，集團附屬公司抵押若干資產，賬面淨值約共港幣一百四十八億八千八百萬元作為銀行借款抵押品，其中大部分作為中國內地銀行借款之保證。除上述資產抵押外，集團其他資產均無抵押。

或然負債

於二〇〇九年十二月三十一日，集團的或然負債是關於銀行給予合營公司的借款所作保證承擔及其他擔保總額合共港幣二十八億一千四百萬元(二〇〇九年六月三十日：港幣二十八億三千五百萬元)。

董事

本公司董事名單載列於本報告第2頁。董事之個人資料及其變動如下：

鄺肖卿

主席及非執行董事（81歲）

鄺女士自二〇〇八年五月出任本公司主席及非執行董事。她乃前公司主席郭得勝先生遺孀。鄺女士擁有超過四十年房地產業豐富經驗。她亦指導新鴻基地產郭氏基金有限公司及郭得勝基金有限公司的工作，參與多項公益及社會活動，深受董事局及本公司管理高層敬重。鄺女士是郭炳湘先生、郭炳江先生及郭炳聯先生的母親，及鄺準先生的胞姊。

截至二〇〇九年六月三十日止之財政年度，鄺女士已收取港幣十二萬元作為出任本公司主席之董事袍金。

李兆基博士

副主席及非執行董事（81歲）

李博士出任本公司非執行董事達三十八年，乃恒基兆業地產有限公司及恒基兆業發展有限公司之創辦人及主席兼董事總經理。他從事本港地產發展逾五十年。他亦為香港中華煤氣有限公司之主席、美麗華酒店企業有限公司之董事長及香港小輪（集團）有限公司及東亞銀行有限公司之董事。李博士於二〇〇七年七月獲香港特別行政區政府頒授大紫荊勳章，以表揚其對社會作出之傑出貢獻。

截至二〇〇九年六月三十日止之財政年度，李博士已收取港幣十一萬元作為出任本公司副主席之董事袍金。

郭炳江

副主席兼董事總經理（58歲）

郭先生是本公司副主席兼董事總經理，亦是本公司執行委員會成員。他在本集團服務三十二年。他亦是三號幹線（郊野公園段）有限公司主席、IFC Development Limited 聯席主席、新意網集團有限公司執行董事及東亞銀行有限公司獨立非執行董事。郭先生持有英國倫敦大學工商管理碩士學位及倫敦大學帝國學院土木工程系學士學位。他是香港管理專業協會會士。

他是香港大學經濟及工商管理學院理事會主席及香港地產建設商會第一副會長及其執行委員會成員，並獲政府委任為外匯基金諮詢委員會委員及策略發展委員會委員；以及臨時最低工資委員會非官方成員。郭先生於二〇〇七年七月獲香港特別行政區政府頒授銀紫荊星章，以表揚其對社會作出之傑出貢獻。

郭先生曾任經濟及就業委員會委員、營商諮詢小組成員、土地及建設諮詢委員會、註冊承建商懲戒處分委員會、香港總商會工業事務委員會、方便營商諮詢委員會、持續發展委員會之委員及建造業議會成員。他並曾為建造商會物業管理委員會主席及香港建造商會幹事。

他亦曾出任香港公益金董事、社會福利政策及服務委員會及公開進修大學校董會之委員。

郭先生為廣州市榮譽市民及第九屆中華人民共和國全國政協上海市委員會的常務委員。

郭先生是鄺肖卿女士之兒子、郭炳湘先生之親弟及郭炳聯先生之兄長。

截至二〇〇九年六月三十日止之財政年度，郭先生已收取港幣十一萬元作為出任本公司副主席及其他酬金約港幣一百九十五萬元。

郭炳聯

副主席兼董事總經理（56歲）

郭先生是本公司副主席兼董事總經理，亦是本公司執行委員會成員。他在本集團服務了三十一年，持有劍橋大學法律系碩士學位、哈佛大學工商管理碩士學位、香港公開大學榮譽工商管理博士學位及香港中文大學榮譽法學博士學位。他是新意網集團有限公司及數碼通電訊集團有限公司主席，亦是載通國際控股有限公司和富聯國際集團有限公司之非執行董事，以及渣打銀行（香港）有限公司之獨立非執行董事。

於社會公職方面，郭先生為香港地產建設商會董事、香港總商會理事及香港中文大學校董會副主席。他曾任香港港口發展局成員。郭先生是鄺肖卿女士之兒子，及郭炳湘先生及郭炳江先生之親弟。

截至二〇〇九年六月三十日止之財政年度，郭先生已收取港幣十一萬元作為出任本公司副主席及其他酬金約港幣二百一十二萬元。

葉迪奇

獨立非執行董事（63歲）

葉先生自二〇〇四年九月出任本公司獨立非執行董事。他亦是本公司審核委員會及提名委員會成員。他於一九六五年在香港加入香港上海滙豐銀行有限公司（「滙豐」），曾在倫敦、中國及三藩市工作。葉先生曾在滙豐多個部門工作，如貿易服務、工商機構業務、集團諮詢服務及區域培訓等等。在擔任中國業務總裁之前，他亦曾服務於個人銀行業務部，先後任職於市場、信用卡產品、客戶服務及銷售各部門，負責香港個人銀行業務。於二〇〇三年一月至二〇〇五年四月，葉先生被派往上海出任中國業務總裁，期間，他還曾擔任上海銀行、中國平安保險及平安銀行三家機構的董事。自二〇〇五年四月，葉先生出任滙豐總經理。同時，他於二〇〇五年五月一日被委任為交通銀行總行的副行長並於二〇〇五年五月一日正式上任。

葉先生是倫敦銀行特許協會的會員。他在香港接受教育，取得香港大學工商管理碩士學位。他獲香港財務策劃師學會頒授Certified Financial Planner認證資格。由於葉先生對香港銀行業和社區事業作出的傑出貢獻，他於一九八四年獲選香港十大傑出青年。葉先生於一九八四年獲得由英國政府頒發的MBE英帝國勳章；一九九九年在香港獲太平紳士稱號；二〇〇〇年獲香港特別行政區政府頒授銅紫荊星章。於二〇〇八年六月，他獲選為中華人民共和國全國政協上海市委員會委員。他亦為中國香港（地區）商會名譽會長，以及中國金融理財標準委員會委員。

葉先生積極參與香港地區社團及青年活動，同時致力各類義工服務團體活動，如聯合國兒童基金會和中國紅十字會第八屆理事會。

截至二〇〇九年六月三十日止之財政年度，葉先生已收取港幣十萬元作為出任本公司董事之董事袍金，以及分別港幣二十萬元及港幣五萬元作為出任本公司審核委員會及提名委員會成員之酬金。

王于漸教授

獨立非執行董事(57歲)

王教授自二〇〇五年五月出任本公司獨立非執行董事。他是本公司提名委員會及薪酬委員會主席。他目前為香港大學首席副校長。王教授積極推動有關香港及中國內地經濟政策之研究活動，為香港經濟研究中心及香港經濟及商業策略研究所之創辦總監。王教授於一九九九年獲香港特別行政區政府頒發銀紫荊星章，以表揚王教授在教育、房屋、工業及科技發展之貢獻。此外，他於二〇〇〇年七月獲封為太平紳士。王教授曾就讀於芝加哥大學經濟系，取得博士學位。

王教授乃長江生命科技集團有限公司、鷹君集團有限公司、中國工商銀行(亞洲)有限公司、東方海外(國際)有限公司、盈科大衍地產發展有限公司及領匯管理有限公司(作為領匯房地產投資信託基金之管理人)之獨立非執行董事。此外，王教授亦曾為盈科保險集團有限公司之獨立非執行董事及曾出任九廣鐵路公司管理局成員。

截至二〇〇九年六月三十日止之財政年度，王教授已收取分別港幣十萬元及港幣六萬元作為出任本公司董事之董事袍金及提名委員會主席之酬金。此外，他已收取合共港幣五萬二千八百四十九元作為於二〇〇八年七月一日至二〇〇九年三月十八日期間出任本公司薪酬委員會成員及於二〇〇九年三月十九日至二〇〇九年六月三十日期間出任本公司薪酬委員會主席之酬金。

李家祥博士

獨立非執行董事(56歲)

李博士自二〇〇五年五月出任本公司非執行董事。他現為本公司獨立非執行董事及薪酬委員會成員。李博士自二〇〇五年起擔任本公司審核委員會成員，並於二〇一〇年二月一日起獲委任為審核委員會主席。他亦是數碼通電訊集團有限公司之獨立非執行董事以及其審核委員會及薪酬委員會之主席。

李博士為李湯陳會計師事務所首席合夥人。同時，他是載通國際控股有限公司、王氏國際(集團)有限公司、恒生銀行有限公司、華潤創業有限公司、路訊通控股有限公司、交通銀行股份有限公司及美維控股有限公司之獨立非執行董事。李博士亦曾是中國航空工業國際控股(香港)有限公司(前名為「中國航空技術國際控股有限公司」)及中化化肥控股有限公司之獨立非執行董事，以及Strategic Global Investment plc.之非執行董事。

李博士為中國人民政治協商會議第十一屆全國委員會委員、中華人民共和國財政部會計準則委員會諮詢專家、財務匯報檢討委員團召集人兼成員及策略發展委員會委員。他亦為前香港立法會議員兼任立法會政府帳目委員會主席及香港會計師公會前會長。

截至二〇〇九年六月三十日止之財政年度，李博士已收取分別港幣十萬元及港幣二十萬元作為出任本公司董事之董事袍金及審核委員會成員之酬金。此外，他已收取港幣一萬四千二百四十七元作為於二〇〇九年三月十九日至二〇〇九年六月三十日期間出任本公司薪酬委員會成員之酬金，及其他酬金約港幣二十萬元。

馮國綸博士

獨立非執行董事(61歲)

馮博士獲委任為本公司之獨立非執行董事，自二〇一〇年二月一日起生效。他持有普林斯頓大學工程學士學位及哈佛商學院工商管理碩士學位，並分別獲香港科技大學及香港理工大學頒授榮譽工商管理學博士學位。

馮博士為利豐有限公司的集團董事總經理。他亦為利亞零售有限公司、利和經銷集團有限公司、利邦控股有限公司及HSBC Holdings plc(即HSBC Trustee (C.I.) Limited之聯繫人)之非執行董事。HSBC Trustee (C.I.) Limited乃本公司之主要股東(根據證券及期貨條例(「證券及期貨條例」)第XV部所界定)，其並以若干信託之受託人身份持有本公司若干股份。馮博士亦是VTech Holdings Limited及瑞安房地產有限公司之獨立非執行董事，以及Singapore Airlines Limited之獨立董事。他於二〇〇八年四月一日辭任為中電控股有限公司之獨立非執行董事。

馮博士曾擔任主要貿易協會的要職。他曾為香港總商會、香港出口商會及太平洋經濟合作香港委員會之主席。於二〇〇八年，他獲香港特別行政區政府頒授銀紫荊星章。

馮博士將收取每年港幣十萬元作為出任本公司董事之董事袍金。

郭炳湘

非執行董事(59歲)

郭先生在本集團服務三十六年。他獲英國倫敦大學帝國理工學院榮譽理學博士並持有英國倫敦大學帝國理工學院土木工程系碩士學位，並為英國土木工程師學會會員及香港工程師學會會員。他是新意網集團有限公司之執行董事、載通國際控股有限公司之非執行董事，以及威信停車場管理(控股)有限公司和鴻昌進出口有限公司之董事。

他同時出任香港地產建設商會董事、東尖沙咀地產發展商聯會有限公司董事及香港酒店業聯會名譽司庫。在社區參與方面，他為香港公益金歷屆董事委員會前主席。他亦是香港中文大學工商管理碩士課程顧問委員會委員及香港科技大學顧問委員會榮譽委員。

郭先生為北京市及廣州市榮譽市民及中華人民共和國全國政協常務委員。郭先生是鄺肖卿女士之兒子，及郭炳江先生及郭炳聯先生之兄長。

截至二〇〇九年六月三十日止之財政年度，郭先生已收取港幣十萬元作為出任本公司董事之董事袍金及其他酬金約港幣三萬元。

胡寶星爵士

非執行董事(80歲)

胡寶星爵士自一九七二年八月出任本公司非執行董事。他亦是恒基兆業有限公司的董事、恒基兆業地產有限公司及恒基兆業發展有限公司的非執行董事、以及胡家驃律師事務所(與亞司特律師行聯營)的顧問。他持有英國及香港執業律師資格，並為香港管理專業協會會士、英國仲裁學會院士、英國工商管理學會院士及英國董事協會院士。他獲香港城市大學頒授名譽法律學博士學位及英國倫敦大學英皇學院頒發院士名譽，並應天津南開大學之邀出任名譽教授。他也是香港大學「胡寶星法律獎」及「胡寶星海外暑期旅遊進修獎學金」的創辦人。胡爵士亦於香港城市大學設立了「胡寶星中國法與比較法講座教授」。他為本公司之替代董事，胡家驃先生之父親。

截至二〇〇九年六月三十日止之財政年度，胡爵士已收取港幣十萬元作為出任本公司董事之董事袍金。

關卓然

非執行董事（75歲）

關先生自一九九九年七月出任本公司非執行董事，亦是本公司提名委員會成員。關先生為胡關李羅律師行首席合夥人，執業四十七年。他為東華三院前總理及顧問及現任有表決權的會員、郵票諮詢委員會前委員、香港童軍基金管理委員會主席、倫敦大學英皇學院香港分會會長、香港郵學會主席、亞洲集郵聯合會終生成員、香港華仁舊生會永遠顧問、華仁戲劇社董事及名譽秘書、南華體育會委員及法律顧問，亦是其足球部前副主任及其保齡球部前主任，及香港生殖醫學會有限公司榮譽法律顧問。

關先生亦曾歷任香港一九九四、一九九七、二〇〇一、二〇〇四及二〇〇九年國際郵展籌辦理委員會委員長兼副主席。他亦曾以不同職銜服務於香港高爾夫球會常務委員會。關先生畢業於倫敦大學英皇學院，獲頒發院士名譽，並為仲裁學會院士及英國皇家集郵學會院士。

截至二〇〇九年六月三十日止之財政年度，關先生已收取分別港幣十萬元及港幣五萬元作為出任本公司董事之董事袍金及提名委員會成員之酬金。

盧超駿

非執行董事（80歲）

盧先生曾在本公司出任執行董事兼公司秘書達二十八年，直至一九九八年二月離任。他現為本公司非執行董事及薪酬委員會成員。他自六十年代已涉足地產發展業務。

截至二〇〇九年六月三十日止之財政年度，盧先生已收取分別港幣十萬元及港幣五萬元作為出任本公司董事之董事袍金及薪酬委員會成員之酬金。

黃奕鑑

非執行董事（57歲）

黃先生於一九九六年一月至二〇〇九年十二月期間擔任本公司執行董事，並於二〇一〇年一月一日轉任為本公司非執行董事及集團首席顧問。他亦獲委任為本公司審核委員會成員，自二〇一〇年二月一日起生效。他於退任所有執行職務前已服務本集團達二十八年。他持有香港中文大學工商管理學士及碩士學位。

根據證券及期貨條例第XV部所界定，黃先生是本公司之主要股東Vantage Captain Limited之董事。他於二〇〇九年十月三十日輪值退任並不再膺選連任為新意網集團有限公司之執行董事，他亦於二〇〇九年十一月十八日辭任數碼通電訊集團有限公司之非執行董事及其審核委員會成員。他於二〇一〇年二月二十四日起辭任為富聯國際集團有限公司之非執行董事、郭炳聯先生的替代董事及審核委員會成員。他曾擔任路訊通控股有限公司之副主席及非執行董事。

黃先生現為香港青年旅舍協會主席，亦為香港特別行政區政府推廣義工服務督導委員會、兒童發展基金督導委員會、推動使用電動車輛督導委員會及社會福利諮詢委員會成員，以及香港中文大學新亞書院校董和香港公開大學校董及校董會司庫。

截至二〇〇九年六月三十日止之財政年度，黃先生已收取港幣十萬元作為出任本公司董事之董事袍金及其他酬金約港幣九百三十一萬元。

其他資料

陳啓銘

執行董事（77歲）

陳先生自一九八一年一月出任本公司執行董事。他亦是本公司執行委員會成員。他於一九八五年出任沙田區議會委任議員，任期三年。

截至二○○九年六月三十日止之財政年度，陳先生已收取港幣十萬元作為出任本公司董事之董事袍金及其他酬金約港幣三百一十二萬元。

陳鉅源

執行董事（63歲）

陳先生自一九八七年九月出任本公司執行董事。他亦是本公司執行委員會成員。他畢業於香港中文大學聯合書院，於一九七三年加入本集團，現專責收購土地及工程策劃。陳先生亦是新意網集團有限公司之執行董事。他於二○○七年獲香港公開大學頒授榮譽大學院士榮銜。

截至二○○九年六月三十日止之財政年度，陳先生已收取港幣十萬元作為出任本公司董事之董事袍金及其他酬金約港幣一千零十五萬元。

鄺準

執行董事（80歲）

鄺先生自一九九二年十月出任本公司執行董事。他亦是本公司執行委員會成員。他畢業於武漢中南財經學院，曾於中國人民銀行廣州分行任職。一九六二年來港後，服務於永業有限公司，一九六三年加盟新鴻基企業有限公司。鄺先生自本公司於一九七二年上市後服務至今。鄺先生是鄺肖卿女士之親弟。

截至二○○九年六月三十日止之財政年度，鄺先生已收取港幣十萬元作為出任本公司董事之董事袍金及其他酬金約港幣三百八十六萬元。

黃植榮

執行董事（54歲）

黃先生以優異成績畢業於香港理工大學及持有國際房地產理學碩士學位，並為香港測量師學會資深會員及註冊專業測量師。於一九八一年加入本集團，並於一九九六年一月獲委任為本公司執行董事。他是本公司執行委員會成員，現時專責統籌集團工程策劃事務。

截至二○○九年六月三十日止之財政年度，黃先生已收取港幣十萬元作為出任本公司董事之董事袍金及其他酬金約港幣一千三百七十四萬元。

陳國威

執行董事兼首席財務總監(53歲)

陳先生自二〇〇九年七月八日起獲委任為本公司之執行董事兼首席財務總監。他亦是本公司執行委員會成員。他於一九九三年取得英國華威大學工商管理碩士學位。他為香港會計師公會及特許公認會計師公會資深會員。他亦是英國特許秘書及行政人員公會及信託與財產從業者協會之會員。

陳先生曾任職安永會計師事務所,並曾於本港多家銀行及上市公司工作,包括美國大通銀行、澳洲紐西蘭銀行及香港大新金融集團。他於一九九五年七月加入恒生銀行有限公司(「恒生」)任助理總經理兼財務監理處處主任。他於一九九八年起出任財務主管,負責恒生的財務規劃與管理,以及財務準則與監控。他為恒生執行委員會委員,並主管策略及企業發展業務,管理所有收購與合併項目及策略性投資。他亦負責恒生的投資者關係計劃。他於二〇〇三年獲晉升為副總經理,並於二〇〇五年十二月獲委任為執行董事及總經理。他於二〇〇九年五月不再擔任恒生之執行董事。他亦曾為恒生銀行(中國)有限公司之副董事長。於二〇〇九年十一月二十一日,陳先生不再擔任興業銀行股份有限公司之董事、執行委員會及薪酬委員會成員。

陳先生為優質教育基金督導委員會委員,破產欠薪保障基金委員會委員,香港特別行政區政府獎學基金投資委員會成員,香港特別行政區禁毒基金會投資小組委員會委員,香港考試及評核局委員會委員,香港公益金入會、預算及分配委員會委員及會員申請小組委員會之委員,香港上市公司商會常務委員會委員及特許公認會計師公會(香港分會)專業發展委員會委員。陳先生是多間香港之大學之諮詢委員會委員,以及清華大學高等研究中心基金會投資委員會委員。

於二〇一〇年六月三十日止之財政年度,陳先生有權收取港幣十萬元作為出任本公司董事之董事袍金及預計其他酬金約港幣一千四百三十一萬元,當中包括一筆支付予陳先生因辭退上一份工作而損失之若干福利。

胡家驃

胡寶星爵士之替代董事(47歲)

胡先生於二〇〇二年十月獲委任為胡寶星爵士之替代董事。胡先生現任騏利集團董事,持英國牛津大學法理學碩士學位,並為香港特別行政區、澳洲、英格蘭及威爾斯之執業律師。胡先生現為胡家驃律師事務所(與亞司特律師行聯營)合夥人及曾任洛希爾父子(香港)有限公司董事。在此之前,他並曾任胡關李羅律師行的公司企業融資合夥人。胡先生亦是恒基兆業地產有限公司及恒基兆業發展有限公司非執行董事胡寶星爵士之替代董事。胡先生於二〇〇八年一月獲世界華人協會頒授二〇〇八年世界傑出華人獎及由美國西阿拉巴馬州立政府大學頒授榮譽博士學位。他為胡寶星爵士之兒子。

根據本公司章程細則,胡先生除只可收取其委任人可不時直接以書面方式通知本公司有關應支付其委任人之酬金(如有)外,胡先生並不享有作為本公司替代董事之任何酬金。

除上文所披露外,所有董事及替代董事在過去三年並無在其證券於香港或海外任何證券市場上市的公眾公司中擔任任何董事職務,亦無與本公司任何董事、高層管理人員、主要股東或控股股東有任何關係。

所有董事及替代董事均無與本公司訂立任何服務合約。董事須根據本公司章程細則於本公司股東週年大會上輪值告退並膺選連任。此外,作為非執行董事,他們之任期約為兩年,自其膺選連任之股東週年大會之日起直至於兩年後的股東週年大會時屆滿,並符合資格於其任期屆滿時的股東週年大會上以相約任期膺選連任。董事之董事袍金乃董事局建議及由股東於股東週年大會上批准,而其他酬金則根據本公司章程細則所授予董事局之權力及參考其在時間、努力及成績所作貢獻而作出審訂。

高層管理人員

本公司之執行董事同時為集團之高層管理人員。

董事及最高行政人員之權益

於二〇〇九年十二月三十一日，本公司董事及最高行政人員於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份及債權證中擁有根據證券及期貨條例第XV部第7及第8分部須知會本公司及香港聯合交易所有限公司(「聯交所」)的權益及淡倉(包括彼等根據證券及期貨條例之該等條文被假設或視為擁有之權益或淡倉)，或記載於本公司按證券及期貨條例第352條須置存之登記冊內的權益或淡倉，或根據本公司已採納載於香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十之上市公司董事進行證券交易的標準守則(「標準守則」)須知會本公司及聯交所的權益或淡倉如下：

1. 本公司股份及相關股份好倉

	持有之股份數目							
董事姓名	個人權益(實益擁有人)	家族權益(配偶或18歲以下之子女)	公司權益(受控制公司之權益)	其他權益	總數	股本衍生工具內持有相關股份數目	總數	於2009年12月31日佔已發行股份百分比
鄺肖卿	21,000	–	–	1,077,423,147[1]	1,077,444,147	–	1,077,444,147	42.02
李兆基	486,340	–	343,000[3]	–	829,340	–	829,340	0.03
郭炳江	1,976,281	304,065	–	1,097,457,014[1]	1,099,737,360	–	1,099,737,360	42.89
郭炳聯	75,000	–	–	1,100,600,695[1]	1,100,675,695	–	1,100,675,695	42.92
王于漸	–	1,000	–	–	1,000	–	1,000	0
李家祥	–	4,000	–	–	4,000	–	4,000	0
郭炳湘	75,000	–	–	1,087,663,522	1,087,738,522	–	1,087,738,522[2]	42.42
胡寶星	1,292,906	–	–	–	1,292,906	–	1,292,906	0.05
盧超駿	90,000	–	–	–	90,000	–	90,000	0
黃奕鑑	165,904	–	–	–	165,904	–	165,904	0.01
陳啟銘	41,186	–	–	–	41,186	–	41,186	0
陳鉅源	–	66,000	126,500[4]	–	192,500	–	192,500	0.01
鄺 準	702,722	339,358	–	–	1,042,080	–	1,042,080	0.04
黃植榮	195,999	–	–	–	195,999	–	195,999	0.01
胡家驃(胡寶星之替代董事)	–	1,000	–	–	1,000	–	1,000	0

附註：

1. 由於鄺肖卿女士、郭炳湘先生、郭炳江先生及郭炳聯先生為某些酌情信託之受益人，按證券及期貨條例第XV部而言，於此等權益中，1,065,679,347股本公司股份被視作為他們之權益。由於此等股權屬相同權益，因此重覆計算為該四位董事之權益；及由於鄺肖卿女士、郭炳江先生及郭炳聯先生為某酌情信託之受益人，按證券及期貨條例第XV部而言，於此等權益中，另外11,743,800股本公司股份被視作為他們之權益，由於此等股權屬相同權益，因此重覆計算為該三位董事之權益。

2. 郭炳湘先生已知會本公司，他並不察覺任何情況或任何情況之變更引致如於日期為二〇〇九年九月二十三日的表格內按證券及期貨條例第XV部披露之轉讓或終止其11,743,800股本公司股份之權益。

3. 李兆基博士被視為透過Superfun Enterprises Limited(「Superfun」)擁有本公司343,000股股份權益。Superfun乃香港中華煤氣有限公司(「中華煤氣」)之全資附屬公司。而恒基兆業地產有限公司(「恒地」)擁有中華煤氣39.88%權益。恒基兆業有限公司(「恒兆」)擁有恒地53.47%權益。Hopkins (Cayman) Limited(「Hopkins」)為一單位信託(「單位信託」)之受託人，單位信託實益擁有恒兆股本中所有已發行之普通股份。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」)為數個酌情信託之信託人則持有單位信託內之信託單位。而李兆基博士實益擁有Hopkins、Rimmer及Riddick所有已發行股份。故根據證券及期貨條例第XV部而言，李兆基博士被視為擁有上述本公司343,000股股份權益。

4. 此等股份乃由一間受控於陳鉅源先生之公司持有。

2. 本公司相聯法團之股份及相關股份好倉

(a) 新意網集團有限公司(「新意網」)

董事姓名	持有之股份數目 個人權益 (實益擁有人)	其他權益	總數	股本衍生工具內持有相關股份數目	總數	於2009年12月31日佔已發行股份百分比
鄺肖卿	53,178	1,070,000[1]	1,123,178	–	1,123,178	0.06
郭炳江	–	1,070,000[1]	1,070,000	–	1,070,000	0.05
郭炳聯	–	1,742,500[1]	1,742,500	–	1,742,500	0.08
黃奕鑑	100,000	–	100,000	–	100,000	0
鄺 準	300,000	–	300,000	–	300,000	0.01
黃植榮	109,000	–	109,000	–	109,000	0.01

附註：
1. 由於鄺肖卿女士、郭炳江先生及郭炳聯先生為某酌情信託之成立人或受益人，按證券及期貨條例第XV部而言，此等權益被視作為他們之權益，由於此等股權中，1,070,000股新意網股份屬相同權益，因此重覆計算為該三位董事之權益。
2. 郭炳湘先生已知會本公司，他並不察覺任何情況或任何情況之變更引致如於日期為二〇〇九年九月二十三日的表格內按證券及期貨條例第XV部披露之轉讓或終止其1,070,000股新意網股份之權益。

(b) 數碼通電訊集團有限公司(「數碼通」)

董事姓名	持有之股份數目 其他權益	總數	股本衍生工具內持有相關股份數目	總數	於2009年12月31日佔已發行股份百分比
鄺肖卿	420,000[1]	420,000	–	420,000	0.08
郭炳聯	2,237,767[2]	2,237,767	–	2,237,767	0.42

附註：
1. 由於鄺肖卿女士為某些酌情信託之成立人及受益人，按證券及期貨條例第XV部而言，此等數碼通股權被視作為她之權益。
2. 由於郭炳聯先生為某酌情信託之受益人，按證券及期貨條例第XV部而言，此等數碼通股權被視作為他之權益。

(c) 載通國際控股有限公司

董事姓名	持有之股份數目 個人權益 (實益擁有人)	總數	股本衍生工具內持有相關股份數目	總數	於2009年12月31日佔已發行股份百分比
郭炳聯	393,350	393,350	–	393,350	0.10
郭炳湘	61,522	61,522	–	61,522	0.02

(d) 鄺肖卿女士、郭炳江先生及郭炳聯先生於下列相聯法團之股份中，各自持有以下權益：

相聯法團名稱	透過法團持有	於2009年12月31日透過法團持有佔已發行股份百分比	法團實質持有	於2009年12月31日實質持有佔已發行股份百分比
Splendid Kai Limited	2,500	25	1,500[1]	15
Hung Carom Company Limited	25	25	15[1]	15
Tinyau Company Limited	1	50	1[1]	50
擧捷有限公司	8	80	4[1]	40

附註： 1. 按證券及期貨條例第XV部而言，此等權益被視作為鄺肖卿女士、郭炳江先生及郭炳聯先生之權益，此等股權屬相同權益，並因此重覆計算為該三位董事之權益。該等股權由某酌情信託下之法團持有，由於鄺肖卿女士、郭炳江先生及郭炳聯先生為該酌情信託之成立人或受益人，按證券及期貨條例第XV部而言，此等權益被視作為他們之權益。

(e) 李兆基博士於下列相聯法團之股份中，持有以下公司權益：

相聯法團名稱	持有之股份數目總數	於2009年12月31日佔已發行股份百分比
毅博有限公司	2[2]	50
Billion Ventures Limited	1[3]	50
中環建築有限公司	1[4]	50
Central Waterfront Property Holdings Limited	100[5]	100
Central Waterfront Property Investment Holdings Limited	50[6]	50
CWP Limited	1[7]	50
日威發展有限公司	100[8]	25
新輝－裕民聯營建築有限公司	1[4]	50
裕運(香港)有限公司	1[9]	50
Fullwise Finance Limited	2[2]	50
金騏有限公司	1[10]	50
翠玉地產資源有限公司	1[11]	25
Joy Wave Development Limited	1[4]	50
嘉樂威有限公司	2,459[12]	24.59
美福發展有限公司	3,050[13]	33.33
New Treasure Development Limited (成員自動清盤中)	1[11]	25
半島豪庭管理服務有限公司	1[14]	50
盛意發展有限公司	1[11]	25
星際發展有限公司	1[15]	33.33
Tartar Investments Limited	300[16]	30
添富利物業有限公司	4,918[17]	49.18
紅磡建築有限公司	1[4]	50
旋高發展有限公司	1[18]	50
旋高工程管理有限公司	1[18]	50
World Space Investment Limited	4,918[17]	49.18

附註：

1. 李兆基博士被視為透過Superfun擁有本公司343,000股股份權益。Superfun乃中華煤氣之全資附屬公司。而恒地擁有中華煤氣39.88%權益。恒兆擁有恒地53.47%權益。Hopkins為單位信託之受託人，單位信託實益擁有恒兆股本中所有已發行之普通股份。Rimmer及Riddick為數個酌情信託之信託人則持有單位信託內之信託單位。而李兆基博士實益擁有Hopkins、Rimmer及Riddick所有已發行股份。故根據證券及期貨條例第XV部而言，李兆基博士被視為擁有上述本公司343,000股股份權益。

2. 李兆基博士被視為透過裕運（香港）有限公司擁有2股權益。該公司的50%權益為恒地全資持有之Masterland Limited所擁有。如附註1所述，李兆基博士被視為擁有恒地之權益。

3. 李兆基博士被視為透過Chico Investment Limited（「Chico」）擁有1股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

4. 李兆基博士被視為透過裕民建築有限公司擁有1股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

5. 李兆基博士被視為透過Central Waterfront Property Investment Holdings Limited擁有100股權益。該公司被Starland International Limited（「Starland」）持有其34.21%權益，Starland為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

6. 李兆基博士被視為擁有一共50股權益，此乃透過Starland而持有34.21股權益及Prominence Properties Limited（「Prominence」）持有15.79股權益。Starland為恒地之全資附屬公司，而Prominence為中華煤氣之全資附屬公司，中華煤氣的39.88%權益為恒地所有。如附註1所述，李兆基博士被視為擁有恒地之權益。

7. 李兆基博士被視為透過Starland擁有1股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

8. 李兆基博士被視為透過兆權發展有限公司擁有100股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

9. 李兆基博士被視為透過Masterland Limited擁有1股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

10. 李兆基博士被視為透過Atex Resources Limited擁有1股權益。該公司為恒地全資持有之Mightymark Investment Limited全資擁有。如附註1所述，李兆基博士被視為擁有恒地之權益。

11. 李兆基博士被視為透過Citiplus Limited擁有1股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

12. 李兆基博士被視為透過Chico擁有2,459股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

13. 李兆基博士被視為透過Quickcentre Properties Limited擁有3,050股權益。該公司被Andcoe Limited的全資附屬公司恒基（中國）投資有限公司持有其100%權益，Andcoe Limited則為Brightland Enterprises Limited全資擁有的恒基中國集團有限公司之全資附屬公司，而Brightland Enterprises Limited為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

14. 李兆基博士被視為透過偉邦物業管理有限公司擁有1股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

15. 李兆基博士被視為透過Benewick Limited擁有1股權益。該公司由Dorway Investment Limited持有100%權益，而Dorway Investment Limited為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

16. 李兆基博士被視為透過Kenforce Investment Limited擁有300股權益。該公司由恒地之全資附屬公司恒基中國地產有限公司持有。如附註1所述，李兆基博士被視為擁有恒地之權益。

17. 李兆基博士被視為透過Billion Ventures Limited擁有4,918股權益。該公司由恒地之全資附屬公司Chico持有50%權益。如附註1所述，李兆基博士被視為擁有恒地之權益。

18. 李兆基博士被視為透過Dandy Investments Limited擁有1股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

除以上所披露外，於二〇〇九年十二月三十一日，概無本公司董事及最高行政人員，根據證券及期貨條例第XV部第7及第8分部，被假設或視為於本公司及其相聯法團之股份、相關股份及債權證中持有權益及淡倉，而須記錄在根據證券及期貨條例第352條規定須予備存之登記冊或須根據標準守則而須知會本公司及聯交所。

董事進行證券交易的標準守則

本公司跟隨上市規則附錄十之標準守則作為董事進行本公司之證券交易的行為準則。本公司已向所有董事查詢及獲得其確認於截至二○○九年十二月三十一日止六個月內均有全面遵守標準守則。

購股權計劃

1. 本公司之購股權計劃

本公司曾於一九九七年十一月二十日採納購股權計劃(「前計劃」)。自採納前計劃以來，本公司已分別於二○○○年二月十五日及二○○一年七月十六日授出兩批購股權。第一次及第二次授出之購股權已分別於二○○五年二月十四日及二○○六年七月十五日失效。

為遵守當時經新修訂之上市規則第十七章條文之規定，本公司於二○○二年十二月五日舉行之股東特別大會上，通過普通決議案採納新購股權計劃(「新計劃」)及終止前計劃。自採納新計劃以來，並未有任何人士獲授予此計劃之購股權。

2. 附屬公司之購股權計劃

a. 新意網

新意網已採納一個購股權計劃(「新意網前計劃」)，計劃主要條款概括刊載於新意網日期為二○○○年三月六日之售股章程附錄五「法定及一般資料購股權計劃」內。新意網在二○○二年十二月三日舉行之股東週年大會上通過普通決議案，採納另一項新購股權計劃(「新意網新計劃」)及終止新意網前計劃。此安排並已獲本公司於二○○二年十二月五日舉行之股東特別大會通過有關普通決議案批准，當日正式生效。

(i) 新意網前計劃

自採納新意網前計劃以來，新意網已授出四批購股權；其中，行使價為每股港幣十元三角八仙、三元八角八仙五分、二元三角四仙及一元四角三仙之購股權之行使時限已分別於二○○五年十二月三十日、二○○六年十一月十四日、二○○七年三月十九日及二○○八年七月七日營業時間完畢時止全部失效。新意網不得再根據新意網前計劃授出購股權。

(ii) 新意網新計劃

自採納新意網新計劃以來，新意網已授出兩批購股權。

行使價為每股港幣一元五角九仙之購股權可根據有關計劃條款行使：

(a) 於二○○四年十一月二十九日起計三年內可行使最多三分一之購股權；

(b) 於二○○五年十一月二十九日起計三年內可行使其餘但最多不超過三分二之購股權；及

(c) 於二○○六年十一月二十九日起計三年內可行使餘下之購股權。

購股權之行使時限已於二○○九年十一月二十八日營業時間完畢時止失效。

行使價為每股港幣一元四角一仙之購股權之行使時限已於二○○八年十一月九日營業時間完畢時止失效。

截至二○○九年十二月三十一日止六個月內並無根據新意網新計劃授出購股權。

於截至二〇〇九年十二月三十一日止六個月內，根據新意網新計劃授予參與者購股權的變動詳情如下：

承授人	授出日期	行使價（港幣）	行使期限	購股權數目 於2009年7月1日之結餘	於期內授出	於期內行使	於期內註銷／失效	於2009年12月31日之結餘
新意網之董事	2003年11月29日	1.59	2003年11月29日至2009年11月28日[1]	187,000	–	–	187,000	0
新意網之僱員	2003年11月29日	1.59	2003年11月29日至2009年11月28日[1]	216,667	–	–	216,667	0

附註： 1. 行使購股權須按新意網之購股權委員會決定於授出日期起計一週年、兩週年及三週年後分別行使各份購股權總數之三分之一。詳情載於本章節內第2(a)(ii)項。

除上述之參與者外，新意網自採納新意網前計劃及新意網新計劃以來，並無授出任何購股權予其他人士而須根據上市規則第17.07條作出披露。

b. **互聯優勢有限公司（「互聯優勢」）**

新意網集團另批准其附屬公司互聯優勢之購股權計劃。新意網之董事會可向互聯優勢及其任何附屬公司之全職僱員及執行董事授出可認購互聯優勢股份之購股權，股份數目不得超逾互聯優勢不時已發行股本之10%（「互聯優勢計劃」）。根據互聯優勢計劃授出之購股權的行使時限，是由授出購股權當日起至互聯優勢董事會釐定的日期或二〇一〇年二月二十八日（以較早者為準）止，並可按計劃內之條文提前終止。自採納互聯優勢計劃以來，並無向任何人士授予購股權而須根據上市規則作出披露。

c. **數碼通**

根據於二〇〇二年十一月十五日採納之數碼通購股權計劃（「數碼通購股權計劃」）之條款，數碼通可授購股權予參與者，包括數碼通集團之董事及員工，使其認購數碼通之股份。

於截至二〇〇九年十二月三十一日止六個月內，根據數碼通購股權計劃授予參與者購股權的變動詳情如下：

承授人	授出日期	行使價（港幣）	行使期限	購股權數目 於2009年7月1日之結餘	於期內授出	於期內行使	於期內註銷／失效	於2009年12月31日之結餘
數碼通之董事	2003年2月10日	9.29	2003年2月10日至2011年7月16日	3,000,000[1]	–	–	–	3,000,000
	2003年2月10日	9.20	2003年5月2日至2012年5月1日	133,500[2]	–	–	–	133,500
	2004年2月5日	9.00	2005年2月5日至2014年2月4日	970,000[3]	–	–	–	970,000
數碼通之僱員	2004年2月5日	9.00	2005年2月5日至2014年2月4日	4,550,000[3]	–	–	(97,000)	4,453,000
	2005年3月1日	9.05	2006年3月1日至2015年2月28日	193,000[4]	–	–	–	193,000

附註：

1. 按原有的5,000,000份購股權，不多於20%的購股權可於二〇〇三年二月十日開始行使，不多於40%的購股權可於二〇〇三年七月十七日開始行使，不多於60%的購股權可於二〇〇四年七月十七日開始行使，不多於80%的購股權可於二〇〇五年七月十七日開始行使，全數購股權可於二〇〇六年七月十七日開始行使。

2. 按原有的200,000份購股權，不多於三分之一的購股權可於二〇〇三年五月二日開始行使，不多於三分之二的購股權可於二〇〇四年五月二日開始行使，全數購股權可於二〇〇五年五月二日開始行使。

3. 不多於三分之一的購股權可於二〇〇五年二月五日開始行使，不多於三分之二的購股權可於二〇〇六年二月五日開始行使，全數購股權可於二〇〇七年二月五日開始行使。

4. 不多於三分之一的購股權可於二〇〇六年三月一日開始行使，不多於三分之二的購股權可於二〇〇七年三月一日開始行使，全數購股權可於二〇〇八年三月一日開始行使。

除上述之參與者外，數碼通並無根據數碼通購股權計劃授出購股權予其他參與者而須根據上市規則第17.07條作出披露。

主要股東之權益

於二〇〇九年十二月三十一日，除本公司董事及最高行政人員外，以下人士持有本公司股份或相關股份之權益或淡倉，並須根據證券及期貨條例第XV部第2及第3分部向本公司披露，或須記錄於本公司按證券及期貨條例第336條規定備存之登記冊內：

名稱	受託人權益	公司權益	實益擁有人	其他權益	股份總數	於2009年12月31日佔已發行股份百分比
HSBC Trustee (C.I.) Limited (「HTCIL」)	1,077,394,347	–	–	–	1,077,394,347[1]	42.01
Cerberus Group Limited (「CGL」)	–	1,065,679,347	–	–	1,065,679,347[1]	41.56
Vantage Captain Limited (「VCL」)	–	75,830,929	989,848,418	–	1,065,679,347[1]	41.56

附註： 1. VCL持有權益之股份屬CGL擁有權益之相同股份，而CGL擁有之股份屬HTCIL擁有權益股份之組成部份。

除上述所披露外，於二〇〇九年十二月三十一日，概無任何人士(除本公司董事及最高行政人員外)曾知會本公司擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露或須記載於本公司按證券及期貨條例第336條規定備存之登記冊內的本公司股份或相關股份之權益或淡倉。

其他人士權益

截至二〇〇九年十二月三十一日止六個月內，除以上所述的董事、最高行政人員及主要股東於本公司及其相聯法團之股份及相關股份之權益外，並無其他人士擁有須記錄在根據證券及期貨條例第336條須予備存的登記冊內的權益。

購入、出售或贖回股份

截至二〇〇九年十二月三十一日止六個月內，本公司或其任何附屬公司並無購入、出售或贖回本公司任何普通股股份。

中期股息

董事局宣佈約於二〇一〇年五月四日(星期二)派發截至二〇〇九年十二月三十一日止六個月之中期股息每股港幣八角五仙(二〇〇八年：每股港幣八角正)給予於二〇一〇年四月一日(星期四)名列本公司股東名冊內之股東。股東將有權選擇全部收取現金或已繳足股款的本公司每股面值港幣五角的新股代替現金，或部份收取現金及部份收取新股作為中期股息。一份載有相關詳情之通函及選擇表格預期約於二〇一〇年四月九日(星期五)寄予各位股東。

其他資料

截止過戶日期

本公司將由二〇一〇年三月二十六日(星期五)至二〇一〇年四月一日(星期四)止(首尾兩天包括在內)暫停辦理股份過戶登記手續。為確保享有中期股息，所有股份過戶文件連同有關股票務請於二〇一〇年三月二十五日(星期四)下午四時三十分前送達本公司股份過戶登記處，香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712–1716室，辦理登記。

中期財務報表審閱

截至二〇〇九年十二月三十一日止六個月的中期業績乃未經審核，惟已由德勤•關黃陳方會計師行按照香港會計師公會頒佈的香港審閱工作準則第2410號「獨立核數師對中期財務資料的審閱」進行審閱。而德勤•關黃陳方會計師行發出的中期財務資料的審閱報告已載列於本報告第12頁。此外，中期業績已由本公司審核委員會作出審閱。

企業管治

截至二〇〇九年十二月三十一日止六個月內，本公司已遵守載列於上市規則附錄十四之企業管治常規守則的守則條文。

承董事局命
公司秘書
容上達

香港，二〇一〇年三月十一日


上海國金中心
Shanghai IFC, Shanghai


廣州玖瓏湖
Lake Dragon, Guangzhou


上海環貿廣場
Shanghai International Commerce Centre, Shanghai


港島南區南灣
Larvotto, Island South

集團繼續致力鞏固其市場領導地位，並訂定新標準。集團悉力發展各類優質物業，滿足不同買家的需要，並以優越及質素稱著，有助進一步強化集團品牌，亦使旗下物業得以享有市場溢價售出。集團收租物業的出租率維持於百分之九十三的高水平。預計整個九龍站環球貿易廣場項目於今年稍後時間落成，目前約百分之九十的寫字樓面積已獲承租或預租。

在內地業務擴展方面，集團將維持選擇性及專注的投資策略，在重點城市物色收購土地的機會。位於陸家嘴的上海國金中心，整個項目將於二〇一一年上半年竣工，而坐落浦西商業區的上海環貿廣場，工程進展順利。廣州玖瓏湖的洋房深受市場歡迎。

集團於未來九個月內推售的主要香港住宅項目包括港島南區的南灣、上水天巒、九龍形品•星寓以及位於屯門市地段465號及將軍澳56區的項目。

九龍站環球貿易廣場
International Commerce Centre, Kowloon Station


九龍形品・星寓
Lime Stardom, Kowloon


將軍澳56區發展項目
Tseung Kwan O
Area 56 Development


屯門市地段465號項目
Tuen Mun Town
Lot 465 Project


上水天巒
Valais, Sheung Shui

The Group took further steps to bolster its leading market position and set new standards. It builds premium projects to suit all types of buyers, and its reputation for premium quality reinforces its brand and enables premium pricing. Occupancy of the Group's rental portfolio remains high at 93 per cent. The entire International Commerce Centre at Kowloon Station is scheduled for completion later this year and near 90 per cent of the office space is now leased or pre-leased.

The Group will maintain its selective and focused approach to mainland business expansion and will look for opportunities to acquire additional land in prime cities. Shanghai IFC project in Lujiazui will be finished in the first half of 2011, and Shanghai International Commerce Centre in the Puxi commercial district is progressing smoothly. The houses in Lake Dragon in Guangzhou have attracted high market interest.

Major residential projects in Hong Kong to go on sale in the next nine months include Larvotto in Island South, Valais in Sheung Shui, Lime Stardom in Kowloon and projects at Tuen Mun Town Lot 465 and Tseung Kwan O Area 56.


FORTIS
中環國際金融中心二期
Two IFC, Central

Board of Directors and Committees

BOARD OF DIRECTORS

Chairman	Kwong Siu-hing *(Non-Executive Director)*
Executive Directors	Kwok Ping-kwong, Thomas *(Vice Chairman & Managing Director)* Kwok Ping-luen, Raymond *(Vice Chairman & Managing Director)* Chan Kai-ming Chan Kui-yuen, Thomas Kwong Chun Wong Chik-wing, Mike Chan Kwok-wai, Patrick *(Chief Financial Officer)*
Non-Executive Directors	Lee Shau-kee *(Vice Chairman)* Kwok Ping-sheung, Walter Woo Po-shing Kwan Cheuk-yin, William Lo Chiu-chun, Clement Wong Yick-kam, Michael Woo Ka-biu, Jackson *(Alternate Director to Woo Po-shing)*
Independent Non-Executive Directors	Yip Dicky Peter Wong Yue-chim, Richard Li Ka-cheung, Eric Fung Kwok-lun, William

COMMITTEES

Audit Committee	Li Ka-cheung, Eric* Yip Dicky Peter Wong Yick-kam, Michael
Remuneration Committee	Wong Yue-chim, Richard* Lo Chiu-chun, Clement Li Ka-cheung, Eric
Nomination Committee	Wong Yue-chim, Richard* Kwan Cheuk-yin, William Yip Dicky Peter
Executive Committee	Kwok Ping-kwong, Thomas Kwok Ping-luen, Raymond Chan Kai-ming Chan Kui-yuen, Thomas Kwong Chun Wong Chik-wing, Mike Chan Kwok-wai, Patrick

* *Committee Chairman*

Financial Highlights and Corporate Information

FINANCIAL HIGHLIGHTS

For the six months ended 31 December	**2009**	2008	Change
Financial Highlights (HK$ million)			
Turnover	**13,270**	15,120	-12%
Gross rental income[1]	**5,360**	4,800	+12%
Net rental income[1]	**3,963**	3,522	+13%
Profit attributable to the Company's shareholders	**14,338**	692	+19.7 times
Underlying profit attributable to the Company's shareholders[2]	**6,510**	4,535	+44%
Financial Information per share (HK$)			
Earnings	**5.59**	0.27	+19.7 times
Underlying earnings[2]	**2.54**	1.77	+44%
Interim dividend	**0.85**	0.80	+6%

Notes: 1. Including contributions from jointly-controlled entities and associates.
2. Excluding revaluation surplus/deficit of investment properties net of deferred tax.

CORPORATE INFORMATION

Company Secretary

Yung Sheung-tat, Sandy

Auditors

Deloitte Touche Tohmatsu

Registered Office

45th Floor, Sun Hung Kai Centre
30 Harbour Road
Hong Kong
Telephone : (852) 2827 8111
Facsimile : (852) 2827 2862
Website : www.shkp.com
E-mail : shkp@shkp.com

Share Registrars

Computershare Hong Kong Investor Services Limited
Shops Nos. 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Solicitors

Woo, Kwan, Lee & Lo
JSM
Winston Chu & Company

Principal Bankers

Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited
The Bank of Tokyo – Mitsubishi UFJ, Ltd
Sumitomo Mitsui Banking Corporation
Industrial and Commercial Bank of China
Mizuho Corporate Bank, Ltd
Bank of Communications
Hang Seng Bank Limited
BNP Paribas
The Bank of East Asia, Limited

CHOICE OF LANGUAGE OR MEANS OF RECEIPT OF CORPORATE COMMUNICATIONS

This interim report is now available in printed form in English and in Chinese, and on the website of the Company.

If (i) shareholders who have received or chosen to receive a printed copy of this interim report wish to receive the same in the other language to that chosen by the shareholders, or (ii) shareholders who have received or chosen to receive this interim report by electronic means wish to receive a printed copy, or who for any reason have difficulty in receiving or gaining access to this interim report on the Company's website, they may obtain the same free of charge by sending a request to the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, by post to 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong or by email at shkp@computershare.com.hk.

For shareholders who wish to change their choice of language or means of receipt of the Company's future corporate communications free of charge, they could at any time notify the Company's Share Registrars by post or by email.

I am pleased to present my report to the shareholders.

RESULTS

The Group's underlying profit attributable to the Company's shareholders for the six months ended 31 December 2009, excluding the effect of fair-value changes on investment properties, was HK$6,510 million, an increase of 44 per cent from the corresponding period last year. Underlying earnings per share were HK$2.54, an increase of 44 per cent from the same period last year.

Reported profit attributable to the Company's shareholders was HK$14,338 million, compared to HK$692 million for the corresponding period last year. Earnings per share were HK$5.59, an increase of 19.7 times from the same period last year. The reported profit for the period included a revaluation surplus (net of deferred taxation) on investment properties of HK$8,610 million compared to a revaluation deficit (net of deferred taxation) of HK$3,813 million for the same period last year.

DIVIDEND

The directors have recommended the payment of an interim dividend of HK$0.85 per share for the six months ended 31 December 2009, an increase of six per cent from the corresponding period last year. It will be payable on or about 4 May 2010 to shareholders whose names appear on the Register of Members of the Company on 1 April 2010.

BUSINESS REVIEW

Property Sales

Revenue from property sales for the period as recorded in the accounts, including revenue from joint-venture projects, was HK$4,607 million, as compared with HK$5,781 million for the corresponding period last year. The Group sold or pre-sold an attributable HK$9,159 million worth of properties during the period, an increase of 22 per cent from the same period last year. Sales of Hong Kong properties amounted to HK$6,996 million, mostly derived from Aria on Kowloon Peak, The Cullinan at Kowloon Station and The Latitude in Kowloon. The remainder came from mainland properties including The Lake Dragon and The Arch in Guangzhou, Jovo Town in Chengdu and Taihu International Community in Wuxi, as well as The Orchard Residences in Singapore. The Group has sold or pre-sold over HK$7,500 million of properties since January this year, mainly from the sales of YOHO Midtown in Yuen Long.

Property Business – Hong Kong

Land Bank

The Group has added three sites to its development land bank in Hong Kong since the beginning of the current financial year. Two sites were added through land use conversion, including a large-scale project at Yuen Long Town Lot 507. This development is adjacent to the Yuen Long Station of West Rail and has a total gross floor area of 2.3 million square feet, of which 1.8 million square feet is residential. This will be the third and largest phase of the Group's landmark YOHO Town development in the centre of Yuen Long. The other residential / commercial site at Tseung Kwan O Area 66B was acquired at a government auction in February this year. It is in the Tseung Kwan O town centre with a comprehensive transportation network. It has a gross floor area of 728,000 square feet, of which 662,000 square feet is for premium residential units.

The Group's current land bank in Hong Kong amounts to 44.1 million square feet comprising 26.1 million square feet of completed investment properties and 18 million square feet of properties under development. The Group also holds about 25 million square feet of agricultural land in terms of site area. Most of this is along existing or planned rail lines in the New Territories and is in the process of land use conversion. The Group will continue replenishing its development land bank through various means as appropriate opportunities arise.

Property Development

The Hong Kong residential market continued to perform well of late with healthy transaction volume. Buying interest from mainlanders continued, although some moderation has recently been seen. Overall prices firmed up steadily in recent months and homebuyer confidence remained high with the improving job market and historically-low interest rates.

The Group maintained efforts to strengthen its leading market position and set new standards. It builds premium projects ranging from luxury developments to mass-market residential estates to suit all types of buyers, and the Group's reputation for prestige and quality reinforces its brand and enables premium pricing.

The Group constantly monitors changing market demand locally and among mainlanders. It responds quickly to people's evolving preferences for design, layout, specifications, finishes and clubhouse facilities in new projects, and caters to modern lifestyles with hotel-like concierge service.

The Group completed four projects in Hong Kong during the period under review with one million square feet of attributable gross floor area, and it plans to complete another 3.1 million square feet in the second half of the financial year. The four completed projects are listed below.

Project	Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
Valais I & II	28 & 33 Kwu Tung Road, Sheung Shui	Residential	100	683,000
Peak House	68 Mei Tin Road, Sha Tin	Residential	100	33,000
GreenView	148 Fuk Hang Tsuen Road, Tuen Mun	Residential	100	27,000
One Harbour East	108 Wai Yip Street, Kwun Tong	Office	100	292,000
Total				**1,035,000**

Property Investment

The Group's gross rental income, including contributions from joint-venture projects, increased by 12 per cent to HK$5,360 million. Net rental income increased by 13 per cent to HK$3,963 million.

The increase in rental income was primarily driven by continuous positive rental reversions in the retail and office portfolios, particularly International Finance Centre (IFC), and additional contributions from International Commerce Centre (ICC) and ION Orchard. Occupancy of the Group's rental portfolio remains high at 93 per cent. Mall tenants' retail sales picked up in the period under review and spot rents in the office portfolio have shown signs of stabilization.

ICC at Kowloon Station is a major investment property nearing completion. The second phase was finished in 2009 and the entire building is scheduled for completion later this year. About 90 per cent is now leased or pre-leased. ICC is surrounded by a comprehensive range of complementary essentials including the high-end Elements shopping mall, luxury serviced suites in The HarbourView Place and two international hotels: W Hong Kong that is already in operation and Ritz-Carlton that is set to open in 2010. An observation deck on the 100th floor will open in the fourth quarter of this year, making it the first in Hong Kong to offer visitors a breathtaking, 360-degree panoramic view of the territory. The Kowloon Station development has exceptionally convenient transport links to Central and the airport, as well as to the mainland via the cross-border rail line soon to be constructed.

Rental income from shopping malls remained resilient and accounted for a core part of the Group's rental portfolio income. Occupancies of the Group's major malls remained high. Malls in key tourist areas benefited particularly from the continued increase in spending by mainland shoppers, and the Group plans to organize more shopping tours for the growing pool of mainland visitors. The Group regularly reviews the tenant composition in its malls to boost pedestrian flows. Renovations are also done on a rotational basis to enhance the shopping environment of the retail portfolio.

Four Seasons Place at IFC and The HarbourView Place at Kowloon Station offer an unparalleled standard of luxury living and premium service. They both recorded high occupancies during the period under review, attracting guests from around the world with convenient locations and a wide range of unit sizes.

Property Business – Mainland and Singapore

Land Bank

The Group added new projects to mainland land bank, including two adjacent residential / commercial sites in the central district of Foshan that will benefit from the city's further economic integration with Guangzhou. The sites have a combined total gross floor area of 30 million square feet and will be developed into a large-scale landmark comprising mainly premium residences. They are served by a station on a new planned rail line that will significantly shorten the travelling time to downtown Guangzhou. The Group also took part in a joint-venture project at Linhecun in Guangzhou. The project is in Tianhe, the central business district and a high-end residential area in central Guangzhou. It is also in the vicinity of a train station that connects to Hong Kong and other major cities in the Pearl River Delta. The Group has a 70 per cent interest in the two million square feet of luxury premises to be developed.

The Group's mainland land bank currently amounts to an attributable 88.3 million square feet. Over 75 per cent of the 85 million square feet of properties under development will be high-end residences or serviced apartments, while the rest will be top-grade offices, shopping malls and premium hotels. Another 3.3 million square feet of completed investment properties, mainly offices and shopping centres in prime locations in Shanghai and Beijing, are being held for rent.

Property Development

Residential prices and transaction volume on the mainland rose significantly in the past year, underpinned by strong fiscal stimuli and aggressive monetary policy. Market sentiment and activity in recent months have been affected by monetary tightening and restrictive measures in the property sector, but the fundamentals of the residential market remain promising over the medium-to-long term.

The Group is gradually extending its premium brand to major mainland cities. The superb quality of The Lake Dragon in Guangzhou has attracted high market interest since it went on sale last April. About 240 houses have been sold at market-premium prices. The pre-sale of Jovo Town in Chengdu was also satisfactory.

The Group completed 887,000 square feet of offices in Shanghai IFC Tower 1 and an attributable 362,000 square feet of premium residential units in Taihu International City in Wuxi during the period under review. Construction of a 1.7-million-square-foot luxury residential development with unrivalled views of the Bund at Wei Fong in Shanghai is progressing well. Work on the integrated complex with spectacular river views at Liedecun in the Zhujiang Xincheng business area of Guangzhou commenced last year. The development has a subway connection to other major business and residential areas of the city, and the Group has a one-third interest in the project. The Group also recently broke ground on an integrated development in Suzhou. Other projects under development are progressing as planned.

Property Investment

Performance of the Group's mainland rental portfolio was satisfactory for the period under review. Construction of major mainland projects is progressing smoothly and responses to pre-leasing have been encouraging.

Shanghai IFC is in the heart of the Lujiazui finance and trade zone in Pudong, and the entire development will be completed by the first half of 2011. The project will comprise four million square feet of grade-A office space, a high-end shopping centre with an array of international retailers and a five-star Ritz-Carlton hotel expected to open in the second quarter of this year. HSBC's mainland head office will occupy 22 floors of Tower 1, and the rest of the office tower is near fully let. A number of renowned global and mainland corporations have moved in already. Pre-leasing of Tower 2 is progressing and negotiations are under way with major financial institutions and other companies. A substantial majority of the mall is already let, and it will house a collection of major luxury-brand outlets and renowned restaurants. Soft opening of the mall is expected in the second quarter of 2010.

Shanghai ICC on Huai Hai Zhong Road in the Puxi commercial district is progressing smoothly. There will be three million square feet of total floor area with retail, commercial and luxury-residential space. It will be connected to existing and future mass-transit rail stations. The project will be completed in phases from 2011. Marketing of the 1.2-million-square-foot mall has started and the response has been positive, with many international retailers negotiating for space.

The Group's joint-venture ION Orchard shopping mall in Singapore opened in October 2009. This is a world-class mall in the Orchard Road shopping district with over 900,000 square feet of gross floor area and a distinctive exterior. Occupancy is high at 97 per cent. The mall's innovative retail concept and diversified trade mix with leading international outlets and brands are very popular with locals and tourists. The adjoining top-class Orchard Residences are scheduled for completion this year and almost 90 per cent has been sold at premium prices. The Group has a 50 per cent interest in the project.

Other Businesses

Hotel

Overall hotel occupancy rebounded notably during the past few months. Overseas visitor numbers saw a gradual recovery and visitor inflow from the mainland grew healthily with further relaxations of the Individual Visit Scheme. In addition to a new policy facilitating multiple-entry permits for Shenzhen permanent residents, non-Guangdong residents in Shenzhen can now apply for individual visits directly in Shenzhen, instead of having to go back to their hometowns to apply.

The Group's hotels have seen higher occupancies since late 2009. The four Royal hotels achieved an average occupancy of over 92 per cent during the period, and occupancies at the Four Seasons and W Hong Kong also recovered considerably in late 2009.

The Group will continue building premium hotels in Hong Kong, given the territory's position as a major financial and business hub in Asia and a popular destination for leisure travellers. The deluxe Ritz-Carlton at Kowloon Station will be completed this year and two premium hotels above the Tseung Kwan O MTR station are under development. The Group's first hotel in Shanghai – a Ritz-Carlton – will open in the second quarter of this year in time to capture business associated with the 2010 World Expo.

Telecommunications and Information Technology

SmarTone

During the period under review, SmarTone's data service revenue continued to grow. The company also achieved substantial savings in interconnection charges and other cost-control initiatives, although these were partially offset by a marginal decline in roaming revenue. SmarTone built upon its position in Hong Kong as one of the leaders in total communications providing voice, multimedia and broadband service in the mobile and fixed markets. It will continue to lead the market by providing a superb customer experience through outstanding network performance, unique services and unrivalled customer care. The Group remains confident in SmarTone's prospects and will continue to hold the company as a long-term strategic investment.

SUNeVision

SUNeVision sustained its profitability in the period under review. iAdvantage strengthened its position in the carrier-neutral data centre industry in Hong Kong by signing up new businesses and achieving good occupancy. SUNeVision has a strong financial position, which it will use to further develop its core businesses.

Transportation and Infrastructure

Transport International Holdings

The financial performance of Transport International Holdings' (TIH) franchised public bus operations in the second half of 2009 was affected by rising fuel prices and a decrease in passenger numbers due mainly to continued expansion of the rail network. TIH's two joint ventures operating public buses in Shenzhen and taxis in Beijing made steady progress in 2009. TIH also owns RoadShow Holdings, which is mainly engaged in media sales.

Other Infrastructure Businesses

Business at the River Trade Terminal and Air Freight Forwarding Centre benefited from the gradual recovery in global trade. The Wilson Group performed well, while traffic on the Route 3 (Country Park Section) remained steady throughout the period. All the Group's infrastructure projects are in Hong Kong and constitute valuable investments in the long term.

Corporate Finance

The Group maintained its robust financial position with low gearing and high interest coverage. Net debt to shareholders' funds stood at 14.9 per cent as at 31 December 2009.

Response was very keen to the Group's latest financing arrangements such as RMB bank loans on the mainland and Hong Kong dollar syndicated loans in Hong Kong. The Group was able to renew all its bank lines and procure substantial new facilities at favourable terms, putting it in a stronger and more flexible position to maintain a large pool of stand-by banking facilities on a committed basis for long-term development. The Group issued approximately HK$1,200 million in three- to ten-year bonds through its Euro Medium Term Note programme during the period under review, to extend its debt maturities and diversify its funding base.

The vast majority of the Group's borrowings are denominated in Hong Kong dollars, resulting in very little foreign-exchange risk. The Group adhered to its conservative financial policies and did not execute any derivative or structured-product transactions for speculation.

The Group has consistently scored the highest credit ratings among Hong Kong developers. Moody's affirmed the Group's A1 rating with a 'stable' outlook and Standard & Poor's upgraded its A with a 'stable' outlook to A with a 'positive' outlook in December 2009.

Customer Service

The Group believes that putting the customer first is essential to providing first-class service. It pays close attention to what customers think about its products and service, and solicits their opinions through a variety of channels. Property-management subsidiaries Hong Yip and Kai Shing do their utmost to provide residents and tenants of the estates and commercial buildings they manage convenience and quality environments. The two companies have won numerous awards for property management and landscaping.

The SHKP Club is an effective channel for two-way communication with consumers and it now has over 290,000 members. It offers members property-related benefits and privileges such as popular exclusive previews of the Group's show flats for new developments and buyer-incentive programmes. The Club also focuses on events and activities that encourage healthy, harmonious family life.

Corporate Governance

A reputation for high standards of corporate governance is key to the Group's success. The Group discloses information promptly and puts great emphasis on its proactive investor-relations programme, all with the full support of the board of directors and management.

The board directs and oversees the Group's strategies. There are sub-committees with independent non-executive directors to monitor audits, remuneration and nominations, and all of the Company's executive directors sit on an executive committee that formulates business policies and decides key issues. These procedures and well-developed internal controls ensure that the Group stays at the forefront of best corporate governance practices.

The Group's sophisticated management and good corporate governance are widely recognized by the investment community. Accolades received during the year include the number one ranking as Best Developer in Hong Kong for the fifth year running by *Euromoney* and an award for Overall Best Company for Corporate Governance in Hong Kong and Asia (2004-2008) in a 'Poll of Polls' by *Asiamoney*. The Group was named Best Real Estate Company in Asia and Hong Kong's Best Managed Company by *FinanceAsia*, and received a Recognition Award – the Best of Asia – from *Corporate Governance Asia* for the fourth year running.

Corporate Social Responsibility

Being a responsible corporate citizen is important to the Group, as evidenced by its support for community and educational programmes and care about the environment. Recent Group-sponsored activities for the benefit of less-fortunate children have included subsidized visits and outings. The Group's SHKP Book Club continues to stage initiatives to encourage reading and the pursuit of knowledge. The Group's 1,400-strong Volunteer Team gets staff involved in helping the needy in the community.

The Group is committed to preserving the environment and follows green principles in all aspects of its operations, for which it has won extensive praise locally and internationally. The Group has comprehensive energy-saving programmes in its commercial and residential developments, plus professional landscaping staff to provide clean, green and comfortable environments.

The Group believes that dedicated staff are one of its most valuable assets. It continues to recruit top graduates as management trainees, and it offers new recruits and existing staff a wide range of training to help them develop to their full potential and instill professionalism. It also has initiatives to build team spirit and a corporate culture of quality.

PROSPECTS

The global economic recovery is likely to continue this year, though at a more modest pace. Money and capital market functions have generally returned to normal, and interest rates in many advanced economies will remain at historic low levels amid high unemployment for most of the year. There remain some economic challenges and uncertainties, including the timing and pace of an exit from aggressive stimulus measures as well as worries over the sovereign credit of a few EU members.

The mainland economy is expected to continue its growth momentum this year, due partly to the follow-through effects of the government's stimulus measures and a gradual recovery in exports. The latest government move to contain credit growth could create market volatility in the short term, but it should be helpful to sustained economic expansion over the long term.

With a modest recovery in developed nations and economic buoyancy on the mainland, the Hong Kong economy will fare better this year; pointing to improving job-market conditions, continued retail-sales growth and strengthening consumer confidence. Accelerated economic integration between Hong Kong and the mainland will also provide numerous business opportunities for Hong Kong over time.

The residential market in Hong Kong is likely to see another good year both in terms of prices and volume. Demand-side fundamentals such as affordability, mortgage interest rates, liquidity and homebuyer confidence remain favourable. Continued buying interest from successful applicants under the Capital Investment Entrant Scheme will add to market demand. The supply of new residential units will remain at low levels in the next few years, and the government's latest decision to proactively offer land supply to the market should be desirable for Hong Kong's property market over the medium-to-long term.

With good prospects for Hong Kong's residential market, the Group will continue to look for opportunities to increase its land bank, particularly via conversion of farmland to residential sites. It will emphasize value optimization of development projects by providing the right products in terms of architecture, layouts, flat mix, facilities and market positioning.

The retail leasing market is expected to remain robust with steady growth in rents against a backdrop of continued increases in mainland tourist spending and higher local consumption. The Group's retail portfolio will likely fare better in the coming year due to improved job-market conditions and continuous efforts to upgrade selected shopping malls. Demand for quality office space is anticipated to show gradual improvement amid the global economic recovery. Rents for top-quality office space in core areas such as Central are likely to fare better due to limited supply.

The Group will continue to take a selective and focused approach to mainland business expansion. It believes that the long-term prospects for the mainland property market are promising, and so will keep seeking land acquisition opportunities in prime cities. Earnings from mainland businesses are expected to rise in coming years as rental projects such as Shanghai IFC and more residential developments are gradually completed.

Major residential projects in Hong Kong to go on sale in the next nine months include Larvotto in Island South, Valais in Sheung Shui, Lime Stardom in Kowloon and projects at Tuen Mun Town Lot 465 and Tseung Kwan O Area 56. Barring unforeseen circumstances, the results for the current financial year are expected to be satisfactory.

APPRECIATION

Dr. Cheung Kin-tung, Marvin, who did not seek re-election, retired as an Independent Non-Executive Director of the Company at the conclusion of the annual general meeting held on 3 December 2009. I would like to express my sincere gratitude to Dr. Cheung for his valuable contributions to the Group during his tenure.

Dr. Fung Kwok-lun, William, was appointed as an Independent Non-Executive Director of the Company with effect from 1 February 2010. With his management expertise and extensive business exposure, Dr. Fung will broaden the Group's strategic perspective on business development.

I would also like to take this opportunity to express my gratitude to my fellow directors for their guidance and to thank all our staff for their dedication and hard work.

Kwong Siu-hing
Chairman

Hong Kong, 11 March 2010

Report on Review of Interim Financial Information



TO THE MEMBERS OF SUN HUNG KAI PROPERTIES LIMITED
(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 59 to 73, which comprises the consolidated statement of financial position of Sun Hung Kai Properties Limited (the "Company") and its subsidiaries as of 31 December 2009 and the related consolidated income statement, consolidated statement of comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated statement of cash flows for the six-month period then ended and certain explanatory notes. The Main Board Listing Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" ("HKAS 34") issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
11 March 2010

Consolidated Income Statement

For the six months ended 31 December 2009 (Expressed in millions of Hong Kong dollars)

	Notes	(Unaudited) Six months ended 31 December 2009	2008
Revenue	2	**13,270**	15,120
Cost of sales		**(6,711)**	(8,451)
Gross profit		**6,559**	6,669
Other income/(losses)		**351**	(101)
Selling and marketing expenses		**(613)**	(642)
Administrative expenses		**(705)**	(720)
Operating profit before change in fair value of investment properties	2	**5,592**	5,206
Increase/(decrease) in fair value of investment properties		**10,050**	(4,335)
Operating profit after change in fair value of investment properties		**15,642**	871
Finance costs		**(260)**	(333)
Finance income		**10**	77
Net finance costs	3	**(250)**	(256)
Share of results (including increase in fair value of investment properties net of deferred tax of HK$1,144 million (2008: decrease of HK$320 million)) of:			
Associates		**148**	42
Jointly controlled entities		**2,144**	97
	2	**2,292**	139
Profit before taxation	4	**17,684**	754
Taxation	5	**(3,033)**	44
Profit for the period		**14,651**	798
Attributable to:			
Company's shareholders		**14,338**	692
Non-controlling interests		**313**	106
		14,651	798
Interim dividend at HK$0.85 (2008: HK$0.80) per share		**2,180**	2,051
(Expressed in Hong Kong dollars)			
Earnings per share based on profit attributable to the Company's shareholders (reported earnings per share)	6(a)		
Basic		**$5.59**	$0.27
Earnings per share excluding the effects of changes in fair value of investment properties net of deferred tax (underlying earnings per share)	6(b)		
Basic		**$2.54**	$1.77

Consolidated Statement of Comprehensive Income

For the six months ended 31 December 2009 (Expressed in millions of Hong Kong dollars)

	(Unaudited) Six months ended 31 December	
	2009	2008
Profit for the period	**14,651**	798
Exchange difference on translating financial statements of foreign operations	**(18)**	(50)
Change in fair value of cash flow hedge	**(1)**	–
Available-for-sale investments:		
– fair value gains/(losses)	**277**	(1,503)
– fair value gains transferred to income statement on disposal	**(55)**	(154)
– impairment loss transferred to income statement	**–**	232
	222	(1,425)
Share of other comprehensive income/(expense) of associates and jointly controlled entities	**51**	(45)
Other comprehensive income/(expense) for the period	**254**	(1,520)
Total comprehensive income/(expense) for the period	**14,905**	(722)
Total comprehensive income/(expense) attributable to:		
Company's shareholders	**14,613**	(813)
Non-controlling interests	**292**	91
	14,905	(722)

Consolidated Statement of Financial Position

As at 31 December 2009 (Expressed in millions of Hong Kong dollars)

	Notes	(Unaudited) 31 December 2009	(Audited) 30 June 2009
Non-current assets			
Investment properties	7	**173,241**	158,593
Fixed assets	8	**15,353**	21,612
Associates		**3,143**	3,050
Jointly controlled entities		**27,309**	25,792
Loan receivables	9	**351**	465
Other financial assets	10	**3,850**	2,953
Intangible assets	11	**4,519**	4,647
		227,766	217,112
Current assets			
Properties for sale		**73,737**	68,347
Debtors, prepayment and others	12	**16,221**	15,611
Other financial assets	13	**634**	602
Bank balances and deposits		**7,169**	8,143
		97,761	92,703
Current liabilities			
Bank and other borrowings		**(2,253)**	(2,644)
Trade and other payables	14	**(15,044)**	(14,600)
Deposits received on sale of properties		**(6,827)**	(2,854)
Taxation		**(3,616)**	(3,990)
		(27,740)	(24,088)
Net current assets		**70,021**	68,615
Total assets less current liabilities		**297,787**	285,727
Non-current liabilities			
Bank and other borrowings		**(39,488)**	(39,381)
Deferred taxation		**(20,533)**	(18,719)
Other long-term liabilities		**(682)**	(707)
		(60,703)	(58,807)
Net assets		**237,084**	226,920
Capital and reserves			
Share capital	15	**1,282**	1,282
Share premium and reserves		**231,227**	220,986
Shareholders' funds		**232,509**	222,268
Non-controlling interests		**4,575**	4,652
Total equity		**237,084**	226,920

Directors:
Kwok Ping-kwong, Thomas
Kwok Ping-luen, Raymond

Condensed Consolidated Statement of Cash Flows

For the six months ended 31 December 2009 (Expressed in millions of Hong Kong dollars)

	(Unaudited) Six months ended 31 December	
	2009	2008
Net cash from operating activities	**3,793**	1,310
Net cash from/(used in) investing activities	**481**	(2,346)
Net cash (used in)/from financing activities		
– net (repayment)/drawdown of bank and other borrowings	**(164)**	5,825
– dividends paid to shareholders	**(4,359)**	(4,359)
– dividends paid to non-controlling interests	**(36)**	(62)
– others	**(628)**	(735)
	(5,187)	669
Decrease in cash and cash equivalents	**(913)**	(367)
Cash and cash equivalents at beginning of period	**7,649**	6,384
Effect of foreign exchange rates changes	**8**	(45)
Cash and cash equivalents at end of period	**6,744**	5,972
Analysis of the balances of cash and cash equivalents at end of period		
Bank deposits	**4,401**	5,613
Bank balances and cash	**2,768**	926
Bank overdrafts	**(71)**	(68)
	7,098	6,471
Less: Pledged bank deposits	**(354)**	(499)
	6,744	5,972

Condensed Consolidated Statement of Changes in Equity

For the six months ended 31 December 2009 (Expressed in millions of Hong Kong dollars)

	Unaudited								
	Attributable to the Company's shareholders								
	Share Capital	Share Premium	Capital reserves	Investment revaluation reserve	Exchange reserve	Retained profits	Total	Non-controlling interests	Total
At 1 July 2008	1,282	35,782	757	1,360	3,335	176,734	219,250	4,807	224,057
Total comprehensive expenses for the period	–	–	–	(1,416)	(89)	692	(813)	91	(722)
Transfer to capital reserves arising from repurchase of its shares by a subsidiary	–	–	3	–	–	(3)	–	–	–
Final dividend paid	–	–	–	–	–	(4,359)	(4,359)	–	(4,359)
Acquisition of additional interest in a subsidiary	–	–	–	–	–	–	–	(207)	(207)
Release upon disposal of a subsidiary	–	–	–	–	–	–	–	2	2
Capital contribution from non-controlling interests	–	–	–	–	–	–	–	54	54
Dividends paid to non-controlling interests	–	–	–	–	–	–	–	(62)	(62)
At 31 December 2008	1,282	35,782	760	(56)	3,246	173,064	214,078	4,685	218,763
At 1 July 2009	**1,282**	**35,782**	**761**	**545**	**3,222**	**180,676**	**222,268**	**4,652**	**226,920**
Total comprehensive income for the period	**–**	**–**	**(1)**	**218**	**58**	**14,338**	**14,613**	**292**	**14,905**
Transfer to capital reserves arising from repurchase of its shares by a subsidiary	**–**	**–**	**1**	**–**	**–**	**(1)**	**–**	**–**	**–**
Final dividend paid	**–**	**–**	**–**	**–**	**–**	**(4,359)**	**(4,359)**	**–**	**(4,359)**
Acquisition of additional interests in subsidiaries	**–**	**–**	**(13)**	**–**	**–**	**–**	**(13)**	**(66)**	**(79)**
Repayment of capital contribution to non-controlling interests	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(267)**	**(267)**
Dividends paid to non-controlling interests	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(36)**	**(36)**
At 31 December 2009	**1,282**	**35,782**	**748**	**763**	**3,280**	**190,654**	**232,509**	**4,575**	**237,084**

(Expressed in millions of Hong Kong dollars)

1. BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

The condensed interim financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the disclosure requirements set out in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The accounting policies adopted in the interim financial statements are consistent with those set out in the annual financial statements for the year ended 30 June 2009, except for the changes set out below.

In the current period, the Group has applied, for the first time, the following new and revised standards, amendments and interpretations of Hong Kong Financial Reporting Standards and Interpretations (collectively, "new HKFRSs") issued by the HKICPA, which are effective for the Group's financial year beginning 1 July 2009.

HKFRSs (Amendments)	Improvements to HKFRSs 2008
HKFRSs (Amendments)	Improvements to HKFRSs 2009[1]
HKAS 1 (Revised)	Presentation of financial statements
HKAS 23 (Revised)	Borrowing costs
HKAS 27 (Revised)	Consolidated and separate financial statements
HKAS 32 and 1 (Amendments)	Puttable financial instruments and obligations arising on liquidation
HKAS 39 (Amendment)	Eligible hedged items
HKFRS 1 and HKAS 27 (Amendments)	Cost of an investment in a subsidiary, jointly controlled entity or associate
HKFRS 2 (Amendment)	Vesting conditions and cancellations
HKFRS 3 (Revised)	Business combinations
HKFRS 7 (Amendment)	Improving disclosures about financial instruments
HKFRS 8	Operating segments
HK(IFRIC) - INT 15	Agreements for the construction of real estate
HK(IFRIC) - INT 16	Hedges of a net investment in a foreign operation
HK(IFRIC) - INT 17	Distribution of non-cash assets to owners
HK(IFRIC) - INT 18	Transfers of assets from customers

1 Amendments that are effective for annual periods beginning on or after 1 January 2009 or 1 July 2009, as appropriate

HKAS 1 (Revised) has introduced a number of terminology changes, including revised titles for the consolidated financial statements, and has resulted in a number of changes in presentation and disclosure. Under the revised standard, the Profit and Loss Account is renamed as the "Income Statement", the Balance Sheet is renamed as the "Statement of Financial Position" and the Cash Flow Statement is renamed as the "Statement of Cash Flows". All income and expenses arising from transactions with non-owners are presented under the "Income Statement" and "Statement of Comprehensive Income", and the total carried to the "Statement of Changes in Equity", while the owners changes in equity are presented in the "Statement of Changes in Equity".

HKFRS 3 (Revised) introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. HKAS 27 (Revised) requires that a change in ownership interest of a subsidiary without loss of control is accounted for as an equity transaction. The Group applies these revised standards prospectively with effect from 1 July 2009.

HKFRS 8 is a disclosure standard that requires the identification of operating segments to be performed on the same basis as financial information that is reported internally for the purpose of allocating resources between segments and assessing their performance. The predecessor standard, HKAS 14 "Segment reporting", required the identification of two sets of segments (business and geographical) using risks and return approach. The adoption of HKFRS 8 has resulted in a redesignation of the Group's reportable segments (see note 2).

(Expressed in millions of Hong Kong dollars)

1. BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (CONT'D)

Improvements to HKFRSs 2008 include an amendment to HKAS40 under which an investment property which is under construction is to be classified as investment property and carried at fair value where this can be reliably measured. Prior to this amendment, the Group had treated such property as an investment property only to the extent of its land portion which is carried at fair value with any gain or loss being recognized in profit or loss whereas its construction cost portion is carried at cost under the fixed assets until the construction had been completed, at which time it would be stated together with the land portion at fair value. As a result of this amendment, the construction costs of investment properties under construction have been reclassified and accounted for as investment properties with effective from 1 July 2009. This amendment is applied prospectively and the correspondent amounts of prior periods have not been restated.

The adoption of the above HKFRSs has no significant impact on the Group's results and financial position.

The Group has not early applied the following new and revised standards, amendments and interpretations that have been issued but are not yet effective.

HKFRSs (Amendments)	Improvements to HKFRSs 2009[2]
HKAS 24 (Revised)	Related party disclosures[3]
HKAS 32 (Amendment)	Classification of right issues[4]
HKFRS 1 (Amendment)	Additional exemptions for first-time adopters[5]
HKFRS 1 (Amendment)	Limited exemptions from comparative HKFRS 7 disclosures for first-time adopters[7]
HKFRS 2 (Amendment)	Group cash-settled share-based payment transactions[5]
HKFRS 9	Financial instruments[6]
HK (IFRIC) - INT 14 (Amendment)	Prepayments of a minimum funding requirement[3]
HK (IFRIC) - INT 19	Extinguishing financial liabilities with equity instruments[7]

[2] Amendments that are effective for annual periods beginning on or after 1 January 2010
[3] Effective for annual periods beginning on or after 1 January 2011
[4] Effective for annual periods beginning on or after 1 February 2010
[5] Effective for annual periods beginning on or after 1 January 2010
[6] Effective for annual periods beginning on or after 1 January 2013
[7] Effective for annual periods beginning on or after 1 July 2010

It is not anticipated that these new and revised standards, amendments and interpretations will have significant impact on the results and the financial position of the Group.

(Expressed in millions of Hong Kong dollars)

2. SEGMENT INFORMATION

Segment profit represents the profit earned by each segment without allocation of investment income, central administration costs, other income and losses, finance costs and change in fair value of investment properties. This is the measure reported to the Group's management for the purpose of resource allocation and assessment of segment performance.

An analysis of the revenue and results for the period of the Group and its share of associates and jointly controlled entities by operating segments is as follows:

For the six months ended 31 December 2009

	The Company and its subsidiaries		Associates and jointly controlled entities			
	Revenue	Results	Share of Revenue	Share of Results	Segment Revenue	Segment Results
Property sales						
Hong Kong	3,508	1,593	857	463	4,365	2,056
Mainland China	62	16	180	56	242	72
	3,570	1,609	1,037	519	4,607	2,128
Property rental						
Hong Kong	3,932	2,899	874	706	4,806	3,605
Mainland China	338	241	–	–	338	241
Singapore	–	–	216	117	216	117
	4,270	3,140	1,090	823	5,360	3,963
Hotel operation	662	121	242	65	904	186
Telecommunications	1,810	88	–	–	1,810	88
Other businesses	2,958	713	1,454	102	4,412	815
	13,270	5,671	3,823	1,509	17,093	7,180
Other income		351		–		351
Unallocated administrative expenses		(430)		–		(430)
Operating profit before change in fair value of investment properties		5,592		1,509		7,101
Increase in fair value of investment properties		10,050		1,531		11,581
Operating profit after change in fair value of investment properties		15,642		3,040		18,682
Net finance costs		(250)		(121)		(371)
Profit before taxation		15,392		2,919		18,311
Taxation						
– Group		(3,033)		–		(3,033)
– Associates		–		(17)		(17)
– Jointly controlled entities		–		(610)		(610)
Profit after taxation		12,359		2,292		14,651

There is no material change in the Group's total assets since the latest annual report date.

(Expressed in millions of Hong Kong dollars)

2. SEGMENT INFORMATION (CONT'D)

For the six months ended 31 December 2008

	The Company and its subsidiaries		Associates and jointly controlled entities			
	Revenue	Results	Share of Revenue	Share of Results	Segment Revenue	Segment Results
Property sales						
Hong Kong	5,350	1,765	67	(89)	5,417	1,676
Mainland China	288	97	76	9	364	106
	5,638	1,862	143	(80)	5,781	1,782
Property rental						
Hong Kong	3,707	2,703	783	599	4,490	3,302
Mainland China	310	220	–	–	310	220
	4,017	2,923	783	599	4,800	3,522
Hotel operation	618	119	269	74	887	193
Telecommunications	1,955	93	–	–	1,955	93
Other businesses	2,892	730	1,373	104	4,265	834
	15,120	5,727	2,568	697	17,688	6,424
Other losses		(101)		–		(101)
Unallocated administrative expenses		(420)		–		(420)
Operating profit before change in fair value of investment properties		5,206		697		5,903
Decrease in fair value of investment properties		(4,335)		(289)		(4,624)
Operating profit after change in fair value of investment properties		871		408		1,279
Net finance costs		(256)		(151)		(407)
Profit before taxation		615		257		872
Taxation						
– Group		44		–		44
– Associates		–		5		5
– Jointly controlled entities		–		(123)		(123)
Profit after taxation		659		139		798

Other income or losses includes mainly investment income or losses from equity and bonds investments.

(Expressed in millions of Hong Kong dollars)

3. NET FINANCE COSTS

	Six months ended 31 December	
	2009	2008
Interest expenses on		
Bank loans and overdrafts	**187**	455
Other loans wholly repayable within five years	**31**	37
Other loans not wholly repayable within five years	**138**	124
	356	616
Notional non-cash interest accretion	**43**	41
Less : Portion capitalized	**(139)**	(324)
	260	333
Interest income on bank deposits	**(10)**	(77)
	250	256

4. PROFIT BEFORE TAXATION

	Six months ended 31 December	
	2009	2008
Profit before taxation is arrived at after charging:		
Cost of properties sold	**1,818**	3,661
Cost of other inventories sold	**150**	254
Impairment loss of available-for-sale investments	**–**	232
Depreciation and amortization	**494**	428
Amortization of intangible assets (included in cost of sales)	**163**	161
Staff costs (including directors' emoluments and retirement schemes contributions)	**1,819**	1,752
and crediting:		
Profit on disposal of available-for-sale investments	**62**	154
Dividend income from listed and unlisted investments	**57**	177
Interest income from listed and unlisted debt securities	**50**	47
Net realized and unrealized holding gains/(losses) on financial assets at fair value through profit or loss	**100**	(275)

(Expressed in millions of Hong Kong dollars)

5. TAXATION

	Six months ended 31 December	
	2009	2008
Current taxation		
Hong Kong profits tax	**591**	579
Tax outside Hong Kong	**631**	52
	1,222	631
Deferred taxation charge/(credit)		
Change in fair value of investment properties	**2,423**	(808)
Other origination and reversal of temporary differences	**(612)**	133
	1,811	(675)
	3,033	(44)

(a) Hong Kong profits tax is provided at the rate of 16.5 per cent (2008: 16.5 per cent) based on the estimated assessable profits for the period. Tax outside Hong Kong is calculated at the rates applicable in the relevant jurisdictions.

(b) The tax assessments for certain subsidiaries of the Group for certain prior years have not been agreed with the relevant tax authorities. Provision has been made by the Group for these liabilities based on the best professional advice available. The final liabilities in respect of these outstanding assessments may differ from provisions made, giving rise to further provisions or a write back for provisions already made.

6. EARNINGS PER SHARE

(a) Reported earnings per share

The calculations of basic earnings per share are based on the Group's profit attributable to the Company's shareholders of HK$14,338 million (2008: HK$692 million) and on the weighted average number of shares in issue during the period of 2,564,333,362 (2008: 2,564,333,362).

No diluted earnings per share for the period ended 31 December 2009 and 31 December 2008 is presented as there are no potential dilutive ordinary shares.

(b) Underlying earnings per share

For the purpose of assessing the underlying performance of the Group, basic earnings per share are additionally calculated based on the underlying profit attributable to the Company's shareholders of HK$6,510 million (2008: HK$4,535 million), excluding the effects of fair value changes on investment properties. A reconciliation of profit is as follows:

	Six months ended 31 December	
	2009	2008
Profit attributable to the Company's shareholders as shown in the consolidated income statement	**14,338**	692
(Increase)/decrease in fair value of investment properties	**(10,050)**	4,335
Effect of corresponding deferred tax charges/(credits)	**2,423**	(808)
Realized fair value gains of investment properties disposed	**782**	38
Share of (increase)/decrease in fair value of investment properties net of deferred tax of associates and jointly controlled entities	**(1,144)**	320
Realized fair value losses of investment properties held by jointly controlled entities disposed	**–**	(8)
	(7,989)	3,877
Non-controlling interests	**161**	(34)
	(7,828)	3,843
Underlying profit attributable to the Company's shareholders	**6,510**	4,535

(Expressed in millions of Hong Kong dollars)

7. INVESTMENT PROPERTIES

(a) Movement during the period

Valuation	
At 1 July 2009	**158,593**
Additions	**2,091**
Transfer from fixed assets	**6,737**
Disposals	**(2,857)**
Transfer to	
– properties for sales	**(1,399)**
– fixed assets	**(1)**
Exchange difference	**27**
Increase in fair value	**10,050**
At 31 December 2009	**173,241**

(b) Valuation of properties shown above comprises:

Properties in Hong Kong held under	
Long lease (not less than 50 years)	**23,146**
Medium-term lease (less than 50 years but not less than ten years)	**121,729**
Properties outside Hong Kong held under	
Long lease (not less than 50 years)	**1,044**
Medium-term lease (less than 50 years but not less than ten years)	**27,322**
	173,241

(c) The Group's investment properties in Hong Kong have been revalued at 31 December 2009 by an in-house professional valuer and those in Mainland China by Knight Frank Petty Limited, independent professional valuers, on a market value basis and with reference to comparable market transactions, taking into account the net income derived from existing tenancies with due allowance for reversionary income potential for completed investment properties and allowing for future construction costs required for completion of the development for investment properties under development.

8. FIXED ASSETS

During the period, additions to fixed assets amounted to HK$949 million and net book value of fixed assets disposed of amounted to HK$5 million.

(Expressed in millions of Hong Kong dollars)

9. LOAN RECEIVABLES

	31 December 2009	30 June 2009
Mortgage loan receivables	**389**	511
Less : Amount due within one year included under current assets	**(38)**	(46)
	351	465

Mortgage loan receivables are secured on properties and repayable by monthly instalments with various tenors not more than 20 years at the end of the reporting period and carry interest at rates with reference to banks' lending rates.

10. OTHER FINANCIAL ASSETS

	31 December 2009	30 June 2009
Held-to-maturity debt securities		
Listed debt securities, overseas	**587**	354
Unlisted debt securities	**79**	–
	666	354
Available-for-sale debt securities		
Listed debt securities, overseas	**945**	561
Listed debt securities, Hong Kong	**51**	46
Unlisted debt securities	**34**	8
	1,030	615
Available-for-sale equity securities		
Listed equity securities, overseas	**557**	534
Listed equity securities, Hong Kong	**1,138**	1,045
Unlisted equity securities	**459**	405
	2,154	1,984
	3,850	2,953
Market value of listed securities		
Listed overseas	**2,099**	1,458
Listed in Hong Kong	**1,189**	1,091
	3,288	2,549

11. INTANGIBLE ASSETS

During the period, additions to intangible assets amounted to HK$36 million.

12. DEBTORS, PREPAYMENT AND OTHERS

Consideration in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties are payable in advance by the tenants. Other trade debtors settle their accounts according to the payment terms as stated in contracts.

Included in debtors, prepayment and others are trade debtors of HK$11,254 million (30 June 2009: HK$11,661 million), of which 95% aged less than 60 days, 1% between 61 to 90 days and 4% more than 90 days (30 June 2009: 95%, 1% and 4% respectively).

(Expressed in millions of Hong Kong dollars)

13. OTHER FINANCIAL ASSETS

	31 December 2009	30 June 2009
Financial assets at fair value through profit or loss		
Listed equity securities, Hong Kong	**514**	505
Listed equity securities, overseas	**44**	97
	558	602
Held-to-maturity debt securities maturing within one year, at amortized cost		
Listed debt securities, overseas (market value: HK$77 million)	**76**	–
	634	602

14. TRADE AND OTHER PAYABLES

Included in trade and other payables are trade creditors of HK$1,437 million (30 June 2009: HK$1,270 million), of which 61% are aged less than 60 days, 4% between 61 to 90 days and 35% more than 90 days (30 June 2009: 63%, 3% and 34% respectively).

15. SHARE CAPITAL

	Number of shares in million	Amount
Authorized:		
Ordinary shares of $0.50 each		
At beginning and end of period	**2,900**	**1,450**
Issued and fully paid:		
Ordinary shares of $0.50 each		
At beginning and end of period	**2,564**	**1,282**

16. RELATED PARTY TRANSACTIONS

The following is a summary of significant transactions during the period between the Group and related parties, which were carried out at similar terms to other customers or suppliers and at market prices:

	Associates Six months ended 31 December		Jointly controlled entities Six months ended 31 December	
	2009	2008	**2009**	2008
Interest income	**–**	9	**41**	55
Rental income	**3**	3	**–**	–
Rental expense	**–**	–	**14**	15
Other revenue from services rendered	**14**	29	**279**	40
Purchase of goods and services	**–**	–	**223**	186

(Expressed in millions of Hong Kong dollars)

17. CONTINGENT LIABILITIES AND COMMITMENTS

The Group had contingent liabilities and commitments, so far as not provided for in the consolidated financial statements, as follows:

		31 December 2009	30 June 2009
(a)	Capital commitments in respect of fixed assets		
	Contracted but not provided for	**9,808**	10,529
	Authorized but not contracted for	**2,941**	544
(b)	Capital commitments in respect of investments		
	Contracted but not provided for	**2**	2
(c)	Group's share of capital commitments of joint controlled entities		
	Contracted but not provided for	**629**	772
	Authorized but not contracted for	**-**	1

(d) Guarantees given to banks and financial institutions for the borrowings of an associate and jointly controlled entities of HK$2,810 million (30 June 2009: HK$2,833 million) and other guarantees of HK$4 million (30 June 2009: HK$2 million).

18. COMPARATIVE FIGURES

Certain comparative figures have been restated to conform with the current period's presentation.

REVIEW OF RESULTS

Profit attributable to the Company's shareholders for the six months ended 31 December 2009 was HK$14,338 million, an increase of HK$13,646 million or 19.7 times compared to HK$692 million for the same period last year. The reported profit has included an increase in fair value of investment properties net of related deferred taxation of HK$8,610 million for the current period and decrease of HK$3,813 million for the same period last year.

Underlying profit attributable to the Company's shareholders for the six months ended 31 December 2009, excluding the effect of fair value changes on investment properties, was HK$6,510 million, a rise of HK$1,975 million or 43.6% compared to HK$4,535 million in the same period last year. Net rental income for the period amounted to HK$3,963 million, increased by HK$441 million or 12.5% over the same period last year, primarily driven by positive rental reversions in the office and retail portfolio as well as the contribution from ION Orchard shopping mall in Singapore. Profit from property sales reported an increase of HK$346 million to HK$2,128 million, owing to improved sale profit margin.

FINANCIAL RESOURCES AND LIQUIDITY

(a) Net debt and gearing

The Company's shareholders' funds as at 31 December 2009 was HK$232,509 million or HK$90.7 per share compared to HK$222,268 million or HK$86.7 per share at the previous year. The increase of HK$10,241 million or 4.6% was mainly due to profit attributable to the Company's shareholders for the year of HK$14,338 million and mark-to-market gains of HK$222 million on available-for-sale investments, offset by payment of HK$4,359 million in dividends.

The Group's financial position remains strong with a low debt leverage and strong interest cover. Gearing ratio as at 31 December 2009, calculated on the basis of net debt to Company's shareholders' funds, was 14.9% compared to 15.2% at 30 June 2009. Interest cover, measured by the ratio of operating profit to total net interest expenses including those capitalized, was 14.4 times compared to 9.0 times for the same period last year.

As at 31 December 2009, the Group's gross borrowings totalled HK$41,741 million. Net debt, after deducting cash and bank deposits of HK$7,169 million, amounted to HK$34,572 million. The maturity profile of the Group's gross borrowings is set out as follows:

	31 December 2009	30 June 2009
	HK$ Million	HK$ Million
Repayable:		
Within one year	**2,253**	2,644
After one year but within two years	**9,004**	10,691
After two years but within five years	**23,973**	22,442
After five years	**6,511**	6,248
Total borrowings	**41,741**	42,025
Cash and bank deposits	**7,169**	8,143
Net debt	**34,572**	33,882

The Group has also procured substantial committed and undrawn banking facilities, most of which are arranged on a medium to long term basis, which helps minimize refinancing risk and provides the Group with strong financing flexibility.

With ample committed banking facilities in place, continuous cash inflow from property sales and a solid base of recurrent income, the Group has adequate financial resources for its funding requirements.

FINANCIAL RESOURCES AND LIQUIDITY (CONT'D)

(b) Treasury policies

The entire Group's financing and treasury activities are centrally managed and controlled at the corporate level. As at 31 December 2009, about 83% of the Group's borrowings were raised through its wholly-owned finance subsidiaries and the remaining 17% through operating subsidiaries.

The Group's foreign exchange exposure was minimal given its large asset base and operational cash flow primarily denominated in Hong Kong dollars. As at 31 December 2009, about 82% of the Group's borrowings were denominated in Hong Kong dollars, 8% in US dollars and 10% in Renminbi. The foreign currency borrowings were mainly for financing property projects outside Hong Kong.

The Group's borrowings are principally arranged on a floating rate basis. For some of the fixed rate notes issued by the Group, interest rate swaps have been used to convert the rates to floating rate basis. As at 31 December 2009, about 84% of the Group's borrowings were on floating rate basis including those borrowings that were converted from fixed rate basis to floating rate basis and 16% were on fixed rate basis. The use of derivative instruments is strictly controlled and solely for management of the Group's underlying financial exposures for its core business operations. It is the Group's policy not to enter into derivative and structured product transactions for speculative purposes.

As at 31 December 2009, the Group had outstanding fair value hedges in respect of fixed-to-floating interest rate swaps in the aggregate amount of HK$4,144 million, cash flow hedge in respect of a floating-to-fixed interest rate swap in the amount of HK$100 million and currency swaps (to hedge principal repayment of USD borrowings) in the aggregate amount of HK$683 million.

As at 31 December 2009, about 69% of the Group's cash and bank balances were denominated in Hong Kong dollars, 14% in United States dollars, 15% in Renminbi and 2% in other currencies.

CHARGES OF ASSETS

As at 31 December 2009, certain bank deposits of the Group's subsidiary, Smartone, in the aggregate amount of HK$354 million, were pledged for securing performance bonds related to 3G licence and some other guarantees issued by the banks. Additionally, certain assets of the Group's subsidiaries with an aggregate net book value of HK$14,888 million have been charged, majority of which were for securing their bank borrowings on the mainland. Except for the above charges, all the Group's assets are free from any encumbrances.

CONTINGENT LIABILITIES

As at 31 December 2009, the Group had contingent liabilities in respect of guarantees for bank borrowings of joint venture companies and other guarantees in the aggregate amount of HK$2,814 million (30 June 2009: HK$2,835 million).

Other Information

DIRECTORS

The list of Directors is set out on page 48 of the report. The particulars of the Directors and their changes are set out as follows:

KWONG Siu-hing

Chairman & Non-Executive Director (Age: 81)

Madam Kwong has been the Chairman and a Non-Executive Director of the Company since May 2008. She is the wife of Mr. Kwok Tak-seng, the late Chairman of the Company. Madam Kwong has over 40 years of experience in real estate business. In addition, she has participated in various charity and community activities for Sun Hung Kai Properties-Kwoks' Foundation Limited and The T.S. Kwok Foundation Limited. Madam Kwong is well-respected by the Board and the senior management of the Company. She is the mother of Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond and the sister of Mr. Kwong Chun.

For the financial year ended 30 June 2009, Madam Kwong received a fee of HK$120,000 for being the Chairman of the Company.

Dr. the Hon LEE Shau-kee

GBM, DBA(Hon), DSSc(Hon), LLD(Hon)
Vice Chairman & Non-Executive Director (Age: 81)

Dr. Lee has been a Non-Executive Director of the Company for the last 38 years. He is the Founder and Chairman and Managing Director of Henderson Land Development Company Limited and Henderson Investment Limited. He has been engaged in property development in Hong Kong for more than 50 years. He is also Chairman of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited as well as a Director of Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited. In July 2007, the Government of the Hong Kong Special Administrative Region ("HKSAR") awarded Dr. Lee the Grand Bauhinia Medal for his distinguished community service.

For the financial year ended 30 June 2009, Dr. Lee received a fee of HK$110,000 for being a Vice Chairman of the Company.

KWOK Ping-kwong, Thomas

MSc (Bus Adm), BSc (Eng), FCPA, SBS, JP
Vice Chairman & Managing Director (Age: 58)

Mr. Kwok is Vice Chairman and Managing Director of the Company and a member of the Executive Committee of the Company. He has been with the Group for 32 years. He is also Chairman of Route 3 (CPS) Company Limited, Joint Chairman of IFC Development Limited, an Executive Director of SUNeVision Holdings Ltd. and an Independent Non-Executive Director of The Bank of East Asia, Limited. Mr. Kwok holds a master's degree in Business Administration from The London Business School, University of London, and a bachelor's degree in Civil Engineering from Imperial College, University of London. He is a fellow of The Hong Kong Management Association.

He is Chairman of the Board of Directors of the Faculty of Business and Economics, The University of Hong Kong, and Executive Vice President and a member of the Executive Committee of The Real Estate Developers Association of Hong Kong. He also serves as a government appointed member of the Exchange Fund Advisory Committee, and the Commission on Strategic Development and a non-official member of the Provisional Minimum Wage Commission. In July 2007, the Government of the HKSAR awarded Mr. Kwok the Silver Bauhinia Star for his distinguished community service.

In the past, Mr. Kwok served as a member of the Economic and Employment Council, the Business Advisory Group, the Land & Building Advisory Committee, the Registered Contractors' Disciplinary Board, the General Chamber of Commerce Industrial Affairs Committee, Business Facilitation Advisory Committee, the Council for Sustainable Development and the Construction Industry Council. He was also Chairman of the Property Management Committee of the Building Contractors' Association and a council member of the Hong Kong Construction Association.

He previously served as a board member of the Community Chest of Hong Kong and as a member of the Social Welfare Policies & Services Committee, and on the Council of The Open University of Hong Kong.

Mr. Kwok is an Honorary Citizen of Guangzhou and a Standing Committee Member of the Ninth Chinese People's Political Consultative Conference Shanghai Committee.

Mr. Kwok is the son of Madam Kwong Siu-hing, the younger brother of Mr. Kwok Ping-sheung, Walter and the elder brother of Mr. Kwok Ping-luen, Raymond.

For the financial year ended 30 June 2009, Mr. Kwok received a fee of HK$110,000 for being a Vice Chairman of the Company and other emoluments of approximately HK$1.95 million.

KWOK Ping-luen, Raymond

MA (Cantab), MBA, Hon DBA, Hon LLD, JP
Vice Chairman & Managing Director (Age: 56)

Mr. Kwok is Vice Chairman and Managing Director of the Company and a member of the Executive Committee of the Company. He has been with the Group for 31 years. He holds a Master of Arts degree in Law from Cambridge University, a Master degree in Business Administration from Harvard University, an Honorary Doctorate degree in Business Administration from The Open University of Hong Kong and an Honorary Doctorate degree in Laws from The Chinese University of Hong Kong. He is Chairman of SUNeVision Holdings Ltd. and SmarTone Telecommunications Holdings Limited, a Non-Executive Director of Transport International Holdings Limited and USI Holdings Limited, and an Independent Non-Executive Director of Standard Chartered Bank (Hong Kong) Limited.

In civic activities, Mr. Kwok is a Director of The Real Estate Developers Association of Hong Kong, a member of the General Committee of The Hong Kong General Chamber of Commerce and Vice Chairman of the Council of The Chinese University of Hong Kong. He was a member of the Hong Kong Port Development Council. Mr. Kwok is the son of Madam Kwong Siu-hing, and the younger brother of Messrs. Kwok Ping-sheung, Walter and Kwok Ping-kwong, Thomas.

For the financial year ended 30 June 2009, Mr. Kwok received a fee of HK$110,000 for being a Vice Chairman of the Company and other emoluments of approximately HK$2.12 million.

YIP Dicky Peter

BBS, MBA, MBE, JP
Independent Non-Executive Director (Age: 63)

Mr. Yip has been an Independent Non-Executive Director of the Company since September 2004. He is also a member of the Audit Committee and the Nomination Committee of the Company. He joined The Hongkong and Shanghai Banking Corporation Limited ("HSBC") in Hong Kong in 1965 with working experiences in London, China and San Francisco. Mr. Yip worked in a number of departments of HSBC, which include trade services, corporate banking, group consultancy service and regional training. His previous assignment prior to becoming CEO China had been in personal financial services, covering jobs in marketing, card products, customer service and sales, with responsibilities over consumer business in Hong Kong. From January 2003 to April 2005, Mr. Yip was appointed Chief Executive China Business, based in Shanghai; meanwhile, he was also a director of Bank of Shanghai, Ping An Insurance and Ping An Bank in China. Since April 2005, Mr. Yip has become a General Manager of HSBC. He has also been appointed Executive Vice President of Bank of Communications since 1 May 2005.

Mr. Yip is an elected associated member of the Chartered Institute of Bankers, London and was educated in Hong Kong with an MBA from The University of Hong Kong. He has a Certified Financial Planner certificate issued by the Institute of Financial Planners of Hong Kong. He received the Ten Outstanding Young Persons Award in 1984 for his contribution to the banking industry and the community in Hong Kong. Mr. Yip was awarded the MBE by the British Government in 1984. In 1999, he was appointed Unofficial Justice of Peace in Hong Kong. In 2000, he was awarded the Bronze Bauhinia Star by the Government of the HKSAR. In June 2008, he was elected a member of Shanghai Committee of the Chinese People's Political Consultative Conference. In addition, he is the Honorary Chairman of Hong Kong Chamber of Commerce in China and a member of Financial Planning Standards Council of China.

Mr. Yip is active in community and youth activities in Hong Kong and is a member of a number of service organisations such as Hong Kong Committee for United Nations Children Fund and the 8th National Council of Red Cross Society of China.

For the financial year ended 30 June 2009, Mr. Yip received fees of HK$100,000 for being a Director of the Company and, HK$200,000 and HK$50,000 for being a member of the Audit Committee and the Nomination Committee of the Company respectively.

Professor WONG Yue-chim, Richard

SBS, JP

Independent Non-Executive Director (Age: 57)

Professor Wong has been an Independent Non-Executive Director of the Company since May 2005. He is the Chairman of both the Nomination Committee and the Remuneration Committee of the Company. He currently serves as Deputy Vice-Chancellor and Provost of The University of Hong Kong. Professor Wong has been active in advancing economic research on policy issues in Hong Kong and Mainland China through his work as founding Director of both the Hong Kong Centre for Economic Research and Hong Kong Institute of Economics and Business Strategy. Professor Wong was awarded the Silver Bauhinia Star in 1999 by the Government of the HKSAR for his contributions in education, housing, industry and technology development. In addition, he was appointed Justice of the Peace in July 2000. Professor Wong studied Economics at the University of Chicago and graduated with a Doctorate in Philosophy.

Professor Wong serves as an Independent Non-Executive Director of CK Life Sciences Int'l., (Holdings) Inc., Great Eagle Holdings Limited, Industrial and Commercial Bank of China (Asia) Limited, Orient Overseas (International) Limited, Pacific Century Premium Developments Limited and The Link Management Limited, as the manager of The Link Real Estate Investment Trust. In addition, he was also an Independent Non-Executive Director of Pacific Century Insurance Holdings Limited and a member of the Managing Board of the Kowloon-Canton Railway Corporation.

For the financial year ended 30 June 2009, Professor Wong received fees of HK$100,000 and HK$60,000 for being a Director and the Chairman of the Nomination Committee of the Company respectively. Also, he received fees of a total of HK$52,849 for being a member for the period from 1 July 2008 to 18 March 2009 and the Chairman for the period from 19 March 2009 to 30 June 2009, of the Remuneration Committee of the Company.

Dr. LI Ka-cheung, Eric

GBS, OBE, JP, LLD, DSocSc., B.A.

Independent Non-Executive Director (Age: 56)

Dr. Li was appointed as a Non-Executive Director of the Company in May 2005 and is currently an Independent Non-Executive Director of the Company and a member of the Remuneration Committee of the Company. Having been a member of the Audit Committee of the Company since 2005, Dr. Li has been appointed as the Chairman of the Audit Committee with effect from 1 February 2010. He is also an Independent Non-Executive Director and the Chairman of the Audit Committee and the Remuneration Committee of SmarTone Telecommunications Holdings Limited.

Dr. Li is the Senior Partner of Li, Tang, Chen & Co., Certified Public Accountants. He is also an Independent Non-Executive Director of Transport International Holdings Limited, Wong's International (Holdings) Limited, Hang Seng Bank Limited, China Resources Enterprise, Limited, RoadShow Holdings Limited, Bank of Communications Co., Ltd. and Meadville Holdings Limited. He was an Independent Non-Executive Director of AVIC International Holding (HK) Limited (formerly known as "CATIC International Holdings Limited") and Sinofert Holdings Limited, and a Non-Executive Director of Strategic Global Investment plc.

Dr. Li is a member of The 11th National Committee of Chinese People's Political Consultative Conference, an advisor to Ministry of Finance on international accounting standards, a convenor cum member of the Financial Reporting Review Panel and a member of the Commission on Strategic Development. He was a former member of the Legislative Council of Hong Kong and the Chairman of its Public Accounts Committee and was also a past President of the Hong Kong Institute of Certified Public Accountants (formerly Hong Kong Society of Accountants).

For the financial year ended 30 June 2009, Dr. Li received fees of HK$100,000 and HK$200,000 for being a Director and a member of the Audit Committee of the Company respectively. In addition, he received a fee of HK$14,247 for being a member of the Remuneration Committee of the Company for the period from 19 March 2009 to 30 June 2009, and other emoluments of approximately HK$200,000.

Other Information

Dr. FUNG Kwok-lun, William

SBS, OBE, JP

Independent Non-Executive Director (Age: 61)

Dr. Fung has been appointed as an Independent Non-Executive Director of the Company with effect from 1 February 2010. He graduated from Princeton University with a Bachelor of Science degree in Engineering and also holds an MBA degree from the Harvard Graduate School of Business. He was conferred the degrees of Doctor of Business Administration, *honoris causa*, by The Hong Kong University of Science and Technology and by The Hong Kong Polytechnic University.

Dr. Fung is the Group Managing Director of Li & Fung Limited. He also serves as a Non-Executive Director of Convenience Retail Asia Limited, Integrated Distribution Services Group Limited, Trinity Limited and HSBC Holdings plc, an associate of HSBC Trustee (C.I.) Limited which is a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO") holding certain shares of the Company as the trustee of certain trusts. Dr. Fung is also an Independent Non-Executive Director of VTech Holdings Limited and Shui On Land Limited, and an Independent Director of Singapore Airlines Limited. He resigned as an Independent Non-Executive Director of CLP Holdings Limited on 1 April 2008.

Dr. Fung has held key positions in major trade associations. He is the past Chairman of the Hong Kong General Chamber of Commerce, the Hong Kong Exporters' Association and the Pacific Economic Cooperation Committee. He has been awarded the Silver Bauhinia Star by the HKSAR Government in 2008.

Dr. Fung will be entitled to a fee of HK$100,000 per annum for being a Director of the Company.

KWOK Ping-sheung, Walter

D.Sc, Msc (Lond), DIC, MICE, JP

Non-Executive Director (Age: 59)

Mr. Kwok has been with the Group for 36 years. He holds an Honorary Doctor of Science degree and a Master of Science degree in Civil Engineering from the Imperial College of Science and Technology, University of London, and is a member of the Institution of Civil Engineers, U.K. and a member of the Hong Kong Institution of Engineers. He is an Executive Director of SUNeVision Holdings Ltd., a Non-Executive Director of Transport International Holdings Limited and Director of Wilson Parking (Holdings) Limited and Hung Cheong Import & Export Company, Limited.

He is also a Director of The Real Estate Developers Association of Hong Kong and Tsimshatsui East Property Developers' Association Ltd. and Honorary Treasurer of the Federation of Hong Kong Hotel Owners. On the community front, he is the Past Chairman of the Former Directors Committee of the Hong Kong Community Chest. He is also a member of MBA Programmes Committee of The Chinese University of Hong Kong and an Honorary Member of The Court of The Hong Kong University of Science and Technology.

Mr. Kwok is an Honorary Citizen of Beijing & Guangzhou and a Standing Committee Member of the National Committee of the Chinese People's Political Consultative Conference. Mr. Kwok is the son of Madam Kwong Siu-hing, and the elder brother of Messrs. Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond.

For the financial year ended 30 June 2009, Mr. Kwok received a fee of HK$100,000 for being a Director of the Company and other emoluments of approximately HK$30,000.

Sir Po-shing WOO

Hon.LLD., FCIArb, F.I.Mgt., FInstD, FHKMA
Non-Executive Director (Age: 80)

Sir Po-shing Woo has been a Non-Executive Director of the Company since August 1972. He is a Director of Henderson Development Limited, Non-Executive Director of Henderson Land Development Company Limited and Henderson Investment Limited and a consultant of Jackson Woo & Associates in association with Ashurst Hong Kong. He was admitted to practise as solicitor in England and Hong Kong and is also a fellow of The Hong Kong Management Association, The Chartered Institute of Arbitrators, The Institute of Management and The Institute of Directors of England. He was awarded an Hon.LLD. by The City University of Hong Kong and is a fellow of King's College of London as well as Honorary Professor of Nankai University of Tianjin. He is also the Founder of the Woo Po Shing Medal in Law and the Woo Po Shing Overseas Summer School Travelling Scholarship, both at The University of Hong Kong, and the Woo Po Shing Professor (Chair) of Chinese and Comparative Law at The City University of Hong Kong. He is the father of Mr. Woo Ka-biu, Jackson, an Alternate Director of the Company.

For the financial year ended 30 June 2009, Sir Po-shing Woo received a fee of HK$100,000 for being a Director of the Company.

KWAN Cheuk-yin, William

LLB
Non-Executive Director (Age: 75)

Mr. Kwan has been a Non-Executive Director of the Company since July 1999 and is a member of the Nomination Committee of the Company. As a Managing Partner with the solicitors firm of Woo, Kwan, Lee & Lo, Mr. Kwan has 47 years of experience in legal practice. He is a former Director and Advisor and currently a voting member of the Tung Wah Group of Hospitals, a past member of the Stamp Advisory Committee, Chairman of the Hong Kong Scout Foundation, President of the Hong Kong Branch of the King's College London Association, President of the Hong Kong Philatelic Society, Life Member of the Federation of Inter-Asia Philately, a permanent advisor of Wah Yan (Hong Kong) Past Students Association, a Director and Honorary Secretary of Wah Yan Dramatic Society, a committee member and legal advisor of South China Athletic Association and former Vice Manager of its Football Section as well as Manager of its Ten Pin Bowling Section and an Honorary Legal Advisor of the Hong Kong Society for Reproductive Society.

Mr. Kwan was Commissioner General and Vice Chairman of the Organizing Committees of the Hong Kong 1994, 1997, 2001, 2004 and 2009 International Stamp Exhibitions. He served on the Hong Kong Golf Club General Committee on several occasions in various capacities. He graduated from King's College, London University and is a Fellow of King's College London, the Institute of Arbitrators and the Royal Philatelic Society, London.

For the financial year ended 30 June 2009, Mr. Kwan received fees of HK$100,000 and HK$50,000 for being a Director and a member of the Nomination Committee of the Company respectively.

LO Chiu-chun, Clement

Non-Executive Director (Age: 80)

Mr. Lo was an Executive Director and the Company Secretary of the Company for 28 years before he resigned from both positions in February 1998. He is currently a Non-Executive Director of the Company and a member of the Remuneration Committee of the Company. He has been in the property development industry since the 1960s.

For the financial year ended 30 June 2009, Mr. Lo received fees of HK$100,000 and HK$50,000 for being a Director and a member of the Remuneration Committee of the Company respectively.

WONG Yick-kam, Michael

BBA, MBA
Non-Executive Director (Age: 57)

Mr. Wong was an Executive Director of the Company from January 1996 to December 2009, and became a Non-Executive Director and the Group Principal Advisor of the Company on 1 January 2010. He has also been appointed as a member of the Audit Committee of the Company with effect from 1 February 2010. He had been with the Group for 28 years before he retired from his executive roles. He obtained his Bachelor of Business Administration and Master of Business Administration degrees from The Chinese University of Hong Kong.

Mr. Wong is a Director of Vantage Captain Limited, a substantial shareholder of the Company within the meaning of Part XV of the SFO. He retired by rotation, and did not seek for re-election, as an Executive Director of SUNeVision Holdings Ltd. on 30 October 2009, and he resigned as a Non-Executive Director and a member of the Audit Committee of SmarTone Telecommunications Holdings Limited on 18 November 2009. He also resigned as a Non-Executive Director, an Alternate Director to Mr. Kwok Ping-luen, Raymond and a member of the Audit Committee of USI Holdings Limited with effect from 24 February 2010. He was the Deputy Chairman and a Non-Executive Director of RoadShow Holdings Limited.

Mr. Wong is Chairman of the Hong Kong Youth Hostels Association. He is a member of the HKSAR Government's Steering Committee on Promotion of Volunteer Service, Steering Committee on Child Development Fund, Steering Committee on Promotion of Electric Vehicles and Social Welfare Advisory Committee. He is also a member of the Board of Trustees of New Asia College, The Chinese University of Hong Kong, and a member and Treasurer of the Council of The Open University of Hong Kong.

For the financial year ended 30 June 2009, Mr. Wong received a fee of HK$100,000 for being a Director of the Company and other emoluments of approximately HK$9.31 million.

CHAN Kai-ming

CEng, FIStructE, MICE
Executive Director (Age: 77)

Mr. Chan has been an Executive Director of the Company since January 1981. He is also a member of the Executive Committee of the Company. He also served as an appointed Member of the District Board of Shatin for three years from 1985.

For the financial year ended 30 June 2009, Mr. Chan received a fee of HK$100,000 for being a Director of the Company and other emoluments of approximately HK$3.12 million.

CHAN Kui-yuen, Thomas

B Comm
Executive Director (Age: 63)

Mr. Chan has been an Executive Director of the Company since September 1987. He is also a member of the Executive Committee of the Company. He graduated from the United College, The Chinese University of Hong Kong. He joined the Group in 1973 and is now responsible for land acquisitions and project planning matters. Mr. Chan is also an Executive Director of SUNeVision Holdings Ltd. He was awarded as Honorary University Fellowship of The Open University of Hong Kong in 2007.

For the financial year ended 30 June 2009, Mr. Chan received a fee of HK$100,000 for being a Director of the Company and other emoluments of approximately HK$10.15 million.

KWONG Chun

Executive Director (Age: 80)

Mr. Kwong has been an Executive Director of the Company since October 1992. He is also a member of the Executive Committee of the Company. He graduated from the Zhong Nan Finance & Economics College of Wuhan in China. He worked for the Guangzhou office of the People's Bank of China before coming to Hong Kong in 1962 to work for Eternal Enterprises Limited. He was transferred to Sun Hung Kai Enterprises Limited in 1963. In 1972, the Company became a listed company and he has worked for it ever since. Mr. Kwong is the younger brother of Madam Kwong Siu-hing.

For the financial year ended 30 June 2009, Mr. Kwong received a fee of HK$100,000 for being a Director of the Company and other emoluments of approximately HK$3.86 million.

WONG Chik-wing, Mike

MSc(IRE), FHKIS, RPS (BS), JP
Executive Director (Age: 54)

Mr. Wong graduated from The Hong Kong Polytechnic University with distinction and holds a Master degree in International Real Estate. He is a fellow of the Hong Kong Institute of Surveyors and a Registered Professional Surveyor. He joined the Group in 1981 and has been an Executive Director of the Company since January 1996. He is a member of the Executive Committee of the Company and is currently responsible for project management matters of the Group's development projects.

For the financial year ended 30 June 2009, Mr. Wong received a fee of HK$100,000 for being a Director of the Company and other emoluments of approximately HK$13.74 million.

CHAN Kwok-wai, Patrick

MBA, FCPA, FCCA, ACIS, TEP
Executive Director & Chief Financial Officer (Age: 53)

Mr. Chan has been appointed as an Executive Director and the Chief Financial Officer of the Company with effect from 8 July 2009. He is also a member of the Executive Committee of the Company. He obtained a Master of Business Administration degree from the University of Warwick, England in 1993. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is also a member of The Institute of Chartered Secretaries and Administrators, and Society of Trust and Estate Practitioners.

Mr. Chan started his career at Ernst & Young and worked for a number of banks and listed companies in Hong Kong, including Chase Manhattan Bank, Australia and New Zealand Banking Group and Dah Sing Financial Group. He joined Hang Seng Bank Limited ("Hang Seng") as Assistant General Manager and Head of Financial Control Division in July 1995. In 1998, he took up the role of Chief Financial Officer, responsible for the planning and control of Hang Seng's financial direction, as well as overseeing Hang Seng's financial standards and discipline. He sat on the Executive Committee of Hang Seng and was also in charge of the Strategic Planning and Corporate Development function managing all merger and acquisition projects and strategic investments. He also looked after Hang Seng's investor relations programme. He was promoted to Deputy General Manager in 2003 and was appointed as an Executive Director and General Manager in December 2005. He ceased to be an Executive Director of Hang Seng in May 2009. He was previously also a Vice-Chairman of Hang Seng Bank (China) Limited. On 21 November 2009, Mr. Chan ceased to be a Director, an Executive Committee member and a Remuneration Committee member of Industrial Bank Co., Ltd.

Mr. Chan is a member of the Quality Education Fund Steering Committee, a member of the Protection of Wages on Insolvency Fund Board, a member of the HKSAR Government Scholarship Fund Investment Committee, a member of the Investment Sub-committee of the Beat Drugs Fund Association, HKSAR, a Council member of the Hong Kong Examinations and Assessment Authority, a member of the Admissions, Budgets and Allocations Committee and the Membership Application Subcommittee both of The Community Chest of Hong Kong, a member of the General Committee of The Chamber of Hong Kong Listed Companies and a member of the Professional Development Sub-committee of the ACCA Hong Kong. Mr. Chan is an Advisory Board member of several universities in Hong Kong, and also a member of the Investment Committee of the Foundation of Tsinghua University Centre for Advanced Study Co. Ltd.

For the financial year ending 30 June 2010, Mr. Chan is entitled to a fee of HK$100,000 for being a Director of the Company and other projected emoluments of approximately HK$14.31 million, inclusive of a sum paid to him for his loss of selected benefits from his last employment.

WOO Ka-biu, Jackson

MA (Oxon)

Alternate Director to Sir Po-shing Woo (Age: 47)

Mr. Woo was appointed as an Alternate Director to Sir Po-shing Woo in October 2002. Mr. Woo is a Director of Kailey Group of Companies. He holds a Master's degree in Jurisprudence from Oxford University and is qualified as a solicitor in Hong Kong, Australia, England and Wales. Mr. Woo is currently a partner of Jackson Woo & Associates in association with Ashurst Hong Kong and was a director of N M Rothschild & Sons (Hong Kong) Limited. Prior to that, he was a partner in the corporate finance department of Woo, Kwan, Lee & Lo. Mr. Woo is also an Alternate Director to Sir Po-shing Woo, a Non-Executive Director of Henderson Land Development Company Limited and Henderson Investment Limited. In January 2008, Mr. Woo was awarded 2008 World Outstanding Chinese Award by the United World Chinese Association and Honorary Doctor Degrees from The University of West Alabama. He is the son of Sir Po-shing Woo.

Pursuant to the Articles of Association of the Company, Mr. Woo shall not be entitled to receive from the Company any remuneration in respect of his appointment as Alternate Director except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

Save as disclosed above, all the Directors and Alternate Director of the Company did not hold any other directorships in the last three years in any other public companies, the securities of which are listed in Hong Kong or overseas and do not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

All the Directors and Alternate Director of the Company have not entered into any service contract with the Company. Directors are subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association of the Company. For the Non-Executive Directors, they are subject to a term of approximately two years commencing from the date of the annual general meeting at which they are re-elected and expiring at the annual general meeting to be held two years thereafter, and they shall be eligible for re-election for a like term at that annual general meeting upon the expiry of their term of office. The Directors' fees are proposed by the Board and approved by the shareholders at the annual general meeting and their other emoluments are subject to review by the Board from time to time pursuant to the power given to it under the Articles of Association of the Company with reference to their contribution in terms of time, effort and accomplishments.

SENIOR MANAGEMENT

The Executive Directors of the Company are also members of senior management of the Group.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS

As at 31 December 2009, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") as adopted by the Company, to be notified to the Company and the Stock Exchange, were as follows:

1. Long positions in shares and underlying shares of the Company

	Number of shares held							
Name of Director	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests (interests of controlled corporation)	Other interests	Total	Number of underlying shares held under equity derivatives	Total	% of shares in issue as at 31.12.2009
Kwong Siu-hing	21,000	–	–	1,077,423,147[1]	1,077,444,147	–	1,077,444,147	42.02
Lee Shau-kee	486,340	–	343,000[3]	–	829,340	–	829,340	0.03
Kwok Ping-kwong, Thomas	1,976,281	304,065	–	1,097,457,014[1]	1,099,737,360	–	1,099,737,360	42.89
Kwok Ping-luen, Raymond	75,000	–	–	1,100,600,695[1]	1,100,675,695	–	1,100,675,695	42.92
Wong Yue-chim, Richard	–	1,000	–	–	1,000	–	1,000	0
Li Ka-cheung, Eric	–	4,000	–	–	4,000	–	4,000	0
Kwok Ping-sheung, Walter	75,000	–	–	1,087,663,522	1,087,738,522	–	1,087,738,522[2]	42.42
Woo Po-shing	1,292,906	–	–	–	1,292,906	–	1,292,906	0.05
Lo Chiu-chun, Clement	90,000	–	–	–	90,000	–	90,000	0
Wong Yick-kam, Michael	165,904	–	–	–	165,904	–	165,904	0.01
Chan Kai-ming	41,186	–	–	–	41,186	–	41,186	0
Chan Kui-yuen, Thomas	–	66,000	126,500[4]	–	192,500	–	192,500	0.01
Kwong Chun	702,722	339,358	–	–	1,042,080	–	1,042,080	0.04
Wong Chik-wing, Mike	195,999	–	–	–	195,999	–	195,999	0.01
Woo Ka-biu, Jackson (Alternate Director to Woo Po-shing)	–	1,000	–	–	1,000	–	1,000	0

Notes:

1. Madam Kwong Siu-hing and Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond were deemed to be interested in 1,065,679,347 shares in the Company by virtue of being beneficiaries of certain discretionary trusts, which represented the same interests and were therefore duplicated amongst these four Directors for the purpose of Part XV of the SFO; and Madam Kwong Siu-hing and Messrs. Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond were also deemed to be interested in another 11,743,800 shares in the Company by virtue of being beneficiaries of a certain discretionary trust, which represented the same interests and were therefore duplicated amongst these three Directors for the purpose of Part XV of the SFO.

2. Mr. Kwok Ping-sheung, Walter has informed the Company that he was not aware of any circumstances or change of circumstances which led to the transfer or cessation of his interest in 11,743,800 shares in the Company as disclosed in the disclosure form under Part XV of the SFO dated 23 September 2009.

3. Dr. Lee Shau-kee was deemed to be interested in the 343,000 shares in the Company held through Superfun Enterprises Limited ("Superfun"). This corporation was wholly-owned by The Hong Kong and China Gas Company Limited ("HK China Gas") which was 39.88% held by Henderson Land Development Company Limited ("Henderson Land Development"). Henderson Land Development was 53.47% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick") as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau-kee. He was taken to be interested in the 343,000 shares in the Company held by Superfun by virtue of Part XV of the SFO.

4. These shares were held by a company which is obliged to act in accordance with the instructions of Mr. Chan Kui-yuen, Thomas.

2. Long positions in shares and underlying shares of associated corporations of the Company

(a) SUNeVision Holdings Ltd. ("SUNeVision")

	Number of shares held					
Name of Director	Personal interests (held as beneficial owner)	Other interests	Total	Number of underlying shares held under equity derivatives	Total	% of shares in issue as at 31.12.2009
Kwong Siu-hing	53,178	1,070,000[1]	1,123,178	–	1,123,178	0.06
Kwok Ping-kwong, Thomas	–	1,070,000[1]	1,070,000	–	1,070,000	0.05
Kwok Ping-luen, Raymond	–	1,742,500[1]	1,742,500	–	1,742,500	0.08
Wong Yick-kam, Michael	100,000	–	100,000	–	100,000	0
Kwong Chun	300,000	–	300,000	–	300,000	0.01
Wong Chik-wing, Mike	109,000	–	109,000	–	109,000	0.01

Notes: 1. Of these shares in SUNeVision, Madam Kwong Siu-hing, Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond were deemed to be interested in 1,070,000 shares by virtue of being founder or beneficiaries of a certain discretionary trust, which represented the same interests and were therefore duplicated amongst these three Directors for the purpose of Part XV of the SFO.

2. Mr. Kwok Ping-sheung, Walter has informed the Company that he was not aware of any circumstances or change of circumstances which led to the transfer or cessation of his interest in 1,070,000 shares in SUNeVision as disclosed in the disclosure form under Part XV of the SFO dated 23 September 2009.

(b) SmarTone Telecommunications Holdings Limited ("SmarTone")

	Number of shares held				
Name of Director	Other interests	Total	Number of underlying shares held under equity derivatives	Total	% of shares in issue as at 31.12.2009
Kwong Siu-hing	420,000[1]	420,000	–	420,000	0.08
Kwok Ping-luen, Raymond	2,237,767[2]	2,237,767	–	2,237,767	0.42

Notes: 1. Madam Kwong Siu-hing was deemed to be interested in these shares in SmarTone by virtue of being a founder and a beneficiary of certain discretionary trusts for the purpose of Part XV of the SFO.

2. Mr. Kwok Ping-luen, Raymond was deemed to be interested in these shares in SmarTone by virtue of being a beneficiary of a certain discretionary trust for the purpose of Part XV of the SFO.

(c) Transport International Holdings Limited

	Number of shares held				
Name of Director	Personal interests (held as beneficial owner)	Total	Number of underlying shares held under equity derivatives	Total	% of shares in issue as at 31.12.2009
Kwok Ping-luen, Raymond	393,350	393,350	–	393,350	0.10
Kwok Ping-sheung, Walter	61,522	61,522	–	61,522	0.02

(d) Each of Madam Kwong Siu-hing, Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond had the following interests in shares of the following associated corporations:

Name of associated corporation	Attributable holding through corporation	Attributable % of shares in issue through corporation as at 31.12.2009	Actual holding through corporation	Actual % interests in issued shares as at 31.12.2009
Splendid Kai Limited	2,500	25	1,500[1]	15
Hung Carom Company Limited	25	25	15[1]	15
Tinyau Company Limited	1	50	1[1]	50
Open Step Limited	8	80	4[1]	40

Note: 1. Madam Kwong Siu-hing, Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond were deemed to be interested in these shares, which represented the same interests and were therefore duplicated amongst these three Directors for the purpose of Part XV of the SFO. These shares were held by corporations under a certain discretionary trust, in which Madam Kwong Siu-hing, Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond were deemed to be interested by virtue of being founder or beneficiaries for the purpose of Part XV of the SFO.

(e) Dr. Lee Shau-kee had corporate interests in shares of the following associated corporations:

Name of associated corporation	Total number of shares held	% of shares in issue as at 31.12.2009
Anbok Limited	2[2]	50
Billion Ventures Limited	1[3]	50
Central Waterfront Construction Company Limited	1[4]	50
Central Waterfront Property Holdings Limited	100[5]	100
Central Waterfront Property Investment Holdings Limited	50[6]	50
CWP Limited	1[7]	50
Daily Win Development Limited	100[8]	25
E Man - Sanfield JV Construction Company Limited	1[4]	50
Everise (H.K.) Limited	1[9]	50
Fullwise Finance Limited	2[2]	50
Gold Sky Limited	1[10]	50
Jade Land Resources Limited	1[11]	25
Joy Wave Development Limited	1[4]	50
Karnold Way Limited	2,459[12]	24.59
Maxfine Development Limited	3,050[13]	33.33
New Treasure Development Limited (In Members' Voluntary Liquidation)	1[11]	25
Royal Peninsula Management Service Company Limited	1[14]	50
Special Concept Development Limited	1[11]	25
Star Play Development Limited	1[15]	33.33
Tartar Investments Limited	300[16]	30
Teamfield Property Limited	4,918[17]	49.18
Topcycle Construction Company Limited	1[4]	50
Topcycle Development Limited	1[18]	50
Topcycle Project Management Limited	1[18]	50
World Space Investment Limited	4,918[17]	49.18

Other Information

Notes:

1. Dr. Lee Shau-kee was deemed to be interested in the 343,000 shares in the Company held through Superfun. This corporation was wholly-owned by HK China Gas which was 39.88% held by Henderson Land Development. Henderson Land Development was 53.47% held by Henderson Development. Hopkins as trustee of the Unit Trust owned all the issued ordinary shares of Henderson Development. Rimmer and Riddick as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau-kee. He was taken to be interested in the 343,000 shares in the Company held by Superfun by virtue of Part XV of the SFO.

2. Dr. Lee Shau-kee was deemed to be interested in the two shares held through Everise (H.K.) Limited. This corporation was 50% held by Masterland Limited, a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

3. Dr. Lee Shau-kee was deemed to be interested in the one share held through Chico Investment Limited ("Chico"). This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

4. Dr. Lee Shau-kee was deemed to be interested in the one share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

5. Dr. Lee Shau-kee was deemed to be interested in the 100 shares held through Central Waterfront Property Investment Holdings Limited. This corporation was 34.21% held by Starland International Limited ("Starland"), a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

6. Dr. Lee Shau-kee was deemed to be interested in a total of 50 shares of which 34.21 shares were held through Starland and 15.79 shares were held through Prominence Properties Limited ("Prominence"). Starland was wholly-owned by Henderson Land Development. Prominence was wholly-owned by HK China Gas which was 39.88% held by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

7. Dr. Lee Shau-kee was deemed to be interested in the one share held through Starland. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

8. Dr. Lee Shau-kee was deemed to be interested in the 100 shares held through Citiright Development Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

9. Dr. Lee Shau-kee was deemed to be interested in the one share held through Masterland Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

10. Dr. Lee Shau-kee was deemed to be interested in the one share held through Atex Resources Limited. This corporation was wholly-owned by Mightymark Investment Limited, a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

11. Dr. Lee Shau-kee was deemed to be interested in the one share held through Citiplus Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

12. Dr. Lee Shau-kee was deemed to be interested in the 2,459 shares held through Chico. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

13. Dr. Lee Shau-kee was deemed to be interested in the 3,050 shares held through Quickcentre Properties Limited. This corporation was 100% held by Henderson (China) Investment Company Limited of which 100% was held by Andcoe Limited, a wholly-owned subsidiary of Henderson China Holdings Limited. This corporation was 100% held by Brightland Enterprises Limited, a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

14. Dr. Lee Shau-kee was deemed to be interested in the one share held through Well Born Real Estate Management Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

15. Dr. Lee Shau-kee was deemed to be interested in the one share held through Benewick Limited. This corporation was 100% held by Dorway Investment Limited, a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

16. Dr. Lee Shau-kee was deemed to be interested in the 300 shares held through Kenforce Investment Limited. This corporation was wholly-owned by Henderson China Properties Limited, a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

17. Dr. Lee Shau-kee was deemed to be interested in the 4,918 shares held through Billion Ventures Limited. This corporation was 50% held by Chico, a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

18. Dr. Lee Shau-kee was deemed to be interested in the one share held through Dandy Investments Limited. This corporation was a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

Save as disclosed above, as at 31 December 2009, none of the Directors and chief executives of the Company were, under Divisions 7 and 8 of Part XV of the SFO, taken to be interested or deemed to have any other interests or short positions in shares, underlying shares or debentures of the Company and its associated corporations, that were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO or were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company follows the Model Code in Appendix 10 to the Listing Rules as the code of conduct for Directors in their dealings in the securities of the Company. Having made specific enquiry with Directors, all Directors confirmed that they have fully complied with the Model Code during the period for the six months ended 31 December 2009.

SHARE OPTION SCHEMES

1. Share Option Schemes of the Company

The Company once adopted a share option scheme on 20 November 1997 (the "Old Scheme"). Since its adoption, the Company had granted two lots of share options on 15 February 2000 and 16 July 2001 respectively. The first lot and the second lot of share options all expired on 14 February 2005 and 15 July 2006 respectively.

The Company by ordinary resolutions passed at its extraordinary general meeting held on 5 December 2002 adopted a new share option scheme (the "New Scheme") and terminated the Old Scheme in order to comply with the new requirements under the then revised Chapter 17 of the Listing Rules. No share options have been granted under the New Scheme to any person since its adoption.

2. Share Option Schemes of the Subsidiaries

a. SUNeVision

SUNeVision had adopted a share option scheme (the "SUNeVision Old Scheme"), the principal terms of which were summarized in the section headed "Statutory and General Information Share Option Schemes" in Appendix 5 to SUNeVision's prospectus dated 6 March 2000. By ordinary shareholders' resolutions of SUNeVision passed at its annual general meeting held on 3 December 2002, SUNeVision had adopted another share option scheme (the "SUNeVision New Scheme") and terminated the SUNeVision Old Scheme. These have become effective on 5 December 2002 as a result of the passing of ordinary resolutions approving the same by the shareholders of the Company at its extraordinary general meeting held on the same day.

(i) SUNeVision Old Scheme

Since the adoption of the SUNeVision Old Scheme, SUNeVision had granted four lots of share options, of which the options at the exercise prices of HK$10.38 per share, HK$3.885 per share, HK$2.34 per share and HK$1.43 per share expired at the close of business on 30 December 2005, 14 November 2006, 19 March 2007 and 7 July 2008 respectively. No further share options may be offered under the SUNeVision Old Scheme.

(ii) SUNeVision New Scheme

SUNeVision had granted two lots of share options under the SUNeVision New Scheme since its adoption.

The options at the exercise price of HK$1.59 per share may be exercised in accordance with the terms of the relevant scheme as to:

(a) an amount up to one-third of the grant within three years commencing on 29 November 2004;

(b) the remaining amount but up to two-thirds of the grant within three years commencing on 29 November 2005; and

(c) the remaining amount within three years commencing on 29 November 2006.

The options expired at the close of business on 28 November 2009.

The options at the exercise price of HK$1.41 per share expired at the close of business on 9 November 2008.

During the six months ended 31 December 2009, no share options were granted under the SUNeVision New Scheme.

The movements of the share options granted to the participants pursuant to the SUNeVision New Scheme during the six months period ended 31 December 2009 are as follows:

				Number of share options				
Grantee	Date of grant	Exercise price (HK$)	Exercise period	Balance as at 1.7.2009	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Balance as at 31.12.2009
Directors of SUNeVision	29.11.2003	1.59	29.11.2003 to 28.11.2009[1]	187,000	–	–	187,000	0
Employees of SUNeVision	29.11.2003	1.59	29.11.2003 to 28.11.2009[1]	216,667	–	–	216,667	0

Note: 1. The share options are exercisable subject to the amount of one-third of the respective grants on each of the first, second and third anniversaries of the date of grant of share options as determined by the share option committee of SUNeVision which is set out in 2(a)(ii) of this section.

Other than the participants as stated above, SUNeVision had not granted since the adoption of the SUNeVision Old Scheme and the SUNeVision New Scheme any share options to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

b. iAdvantage Limited ("iAdvantage")

SUNeVision group operates another share option scheme which was approved for iAdvantage, a wholly-owned subsidiary of SUNeVision, allowing the board of Directors of SUNeVision the right to grant to the full-time employees and executive directors of iAdvantage or any of its subsidiaries options to subscribe for shares of iAdvantage in aggregate up to 10% of its issued capital from time to time (the "iAdvantage Scheme"). The exercise period of any options granted under the iAdvantage Scheme shall commence on the date of grant of the option and expire on such date as determined by the board of directors of iAdvantage or 28 February 2010, whichever is the earlier, and subject to the provisions for early termination contained therein. No share options have been granted to any person under the iAdvantage Scheme since its adoption as required to be disclosed under the Listing Rules.

c. SmarTone

Pursuant to the terms of the share option scheme of SmarTone adopted on 15 November 2002 (the "SmarTone Scheme"), SmarTone may grant options to the participants, including directors and employees of SmarTone group, to subscribe for shares of SmarTone.

The movements of the share options granted to the participants pursuant to the SmarTone Scheme during the six months period ended 31 December 2009 are as follows:

				Number of share options				
Grantee	**Date of grant**	**Exercise price (HK$)**	**Exercise period**	**Balance as at 1.7.2009**	**Granted during the period**	**Exercised during the period**	**Cancelled/ Lapsed during the period**	**Balance as at 31.12.2009**
Directors of SmarTone	10.02.2003	9.29	10.02.2003 to 16.07.2011	3,000,000[1]	–	–	–	3,000,000
	10.02.2003	9.20	02.05.2003 to 01.05.2012	133,500[2]	–	–	–	133,500
	05.02.2004	9.00	05.02.2005 to 04.02.2014	970,000[3]	–	–	–	970,000
Employees of SmarTone	05.02.2004	9.00	05.02.2005 to 04.02.2014	4,550,000[3]	–	–	(97,000)	4,453,000
	01.03.2005	9.05	01.03.2006 to 28.02.2015	193,000[4]	–	–	–	193,000

Notes :

1. The options, in the original number of 5,000,000, can be exercised up to 20% from 10 February 2003, up to 40% from 17 July 2003, up to 60% from 17 July 2004, up to 80% from 17 July 2005 and in whole from 17 July 2006.

2. The options, in the original number of 200,000, can be exercised up to one-third from 2 May 2003, up to two-thirds from 2 May 2004 and in whole from 2 May 2005.

3. The options can be exercised up to one-third from 5 February 2005, up to two-thirds from 5 February 2006 and in whole from 5 February 2007.

4. The options can be exercised up to one-third from 1 March 2006, up to two-thirds from 1 March 2007 and in whole from 1 March 2008.

Other than the participants as stated above, no share options had been granted by SmarTone to other participants pursuant to the SmarTone Scheme as required to be disclosed under Rule 17.07 of the Listing Rules.

Other Information

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 31 December 2009, persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

Name	As trustee	Corporate interests	Beneficial owner	Others	Total number of shares	% of shares in issue as at 31.12.2009
HSBC Trustee (C.I.) Limited ("HTCIL")	1,077,394,347	–	–	–	1,077,394,347[1]	42.01
Cerberus Group Limited ("CGL")	–	1,065,679,347	–	–	1,065,679,347[1]	41.56
Vantage Captain Limited ("VCL")	–	75,830,929	989,848,418	–	1,065,679,347[1]	41.56

Note: 1. The shares in which VCL was interested were the same shares in which CGL was interested; the shares in which CGL was interested formed part of the shares in which HTCIL was interested.

Save as disclosed above, as at 31 December 2009, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 & 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO.

INTERESTS OF OTHER PERSONS

During the six months ended 31 December 2009, other than the interests in shares and underlying shares of the Company and its associated corporations held by the Directors, the chief executives and the substantial shareholders of the Company stated above, there were no other persons with interests recorded in the register required to be kept under Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries has purchased, sold nor redeemed any of the Company's ordinary shares during the period for the six months ended 31 December 2009.

INTERIM DIVIDEND

The Board of Directors has declared an interim dividend of HK$0.85 per share (2008: HK$0.80 per share) for the six months ended 31 December 2009 payable on or about Tuesday, 4 May 2010 to shareholders whose names appear on the Register of Members of the Company on Thursday, 1 April 2010. Shareholders will have the option of receiving the interim dividend in cash, or in the form of new fully paid share(s) of nominal value of HK$0.50 each in the share capital of the Company in lieu of cash, or partly in cash and partly in shares. A circular containing details thereof and the election form is expected to be sent to shareholders on or about Friday, 9 April 2010.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Friday, 26 March 2010 to Thursday, 1 April 2010 (both days inclusive). In order to establish entitlements to the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, Shops Nos.1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Thursday, 25 March 2010.

Other Information

REVIEW OF INTERIM FINANCIAL STATEMENTS

The interim results for the six months ended 31 December 2009 are unaudited, but have been reviewed in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants, by Deloitte Touche Tohmatsu, whose report on review of interim financial information is set out on page 58 of the report. The interim results have also been reviewed by the Audit Committee of the Company.

CORPORATE GOVERNANCE

During the six months ended 31 December 2009, the Company has complied with the code provisions in the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules.

By Order of the Board
Yung Sheung-tat, Sandy
Company Secretary

Hong Kong, 11 March 2010



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